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                               TECHNICAL REPORT ON

                              EXPANSION PROJECT III

                                  PARACATU MINE





        PARACATU, MINAS GERAIS STATE, BRAZIL




        Prepared by:

        W. Hanson P.Geo

        Director, Technical Services

        Kinross Gold Corporation

        November 25, 2004


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1.0      EXECUTIVE SUMMARY......................................................................................1-1

   1.1     INTRODUCTION AND TERMS OF REFERENCE..................................................................1-1
   1.2     PROJECT DESCRIPTION AND LOCATION.....................................................................1-3
   1.3     ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY....................................1-3
   1.4     PROJECT HISTORY......................................................................................1-4
   1.5     GEOLOGICAL SETTING...................................................................................1-5
   1.6     DEPOSIT TYPE.........................................................................................1-5
   1.7     MINERALIZATION.......................................................................................1-6
   1.8     EXPLORATION..........................................................................................1-6
   1.9     DRILLING.............................................................................................1-6
   1.10    SAMPLING METHOD AND APPROACH.........................................................................1-7
   1.11    SAMPLE PREPARATION, ANALYSIS AND SECURITY............................................................1-8
   1.12    DATA VERIFICATION....................................................................................1-8
   1.13    ADJACENT PROPERTIES..................................................................................1-9
   1.14    MINERAL PROCESSING AND METALLURGICAL TESTING.........................................................1-9
   1.15    MINERAL RESOURCE AND RESERVE ESTIMATE...............................................................1-10
   1.16    CONCLUSIONS.........................................................................................1-13
   1.17    RECOMMENDATIONS.....................................................................................1-13

2.0      INTRODUCTION AND TERMS OF REFERENCE....................................................................2-1

   2.1     INTRODUCTION.........................................................................................2-1
   2.2     TERMS OF REFERENCE...................................................................................2-1
   2.3     GLOSSARY.............................................................................................2-2
   2.4     SCOPE AND OBJECTIVES.................................................................................2-2
   2.5     REPORT BASIS.........................................................................................2-2
   2.6     DISCLAIMER...........................................................................................2-3

3.0      PROPERTY DESCRIPTION AND LOCATION......................................................................3-1

   3.1     PROPERTY DESCRIPTION.................................................................................3-1


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   3.2     LOCATION.............................................................................................3-1
   3.3     TITLE AND OWNERSHIP..................................................................................3-2
   3.4     PERMITTING...........................................................................................3-5
   3.5     ROYALTIES............................................................................................3-9

4.0      ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY......................................4-1


5.0      PROJECT HISTORY........................................................................................5-1


6.0      GEOLOGICAL SETTING.....................................................................................6-1

   6.1     REGIONAL GEOLOGY.....................................................................................6-1
   6.2     LOCAL GEOLOGY........................................................................................6-2
   6.3     DEPOSIT GEOLOGY......................................................................................6-5

7.0      DEPOSIT TYPE...........................................................................................7-1


8.0      MINERALIZATION.........................................................................................8-1

   8.1     PETROGRAPHY..........................................................................................8-1
   8.2     SULPHIDES............................................................................................8-1
   8.3     GOLD.................................................................................................8-2

9.0      EXPLORATION............................................................................................9-1


10.0     DRILLING..............................................................................................10-1


11.0     SAMPLING METHOD AND APPROACH..........................................................................11-1

   11.1    GOLD................................................................................................11-1
   11.2    BULK DENSITY........................................................................................11-1

12.0     SAMPLE PREPARATION, ANALYSES AND SECURITY.............................................................12-1

   12.1    QUALITY CONTROL, QUALITY ASSURANCE..................................................................12-3


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
13.0     DATA VERIFICATION.....................................................................................13-1


14.0     ADJACENT PROPERTIES...................................................................................14-1


15.0     MINERAL PROCESSING AND METALLURGICAL TESTING..........................................................15-1

      15.1.1     IN PIT CRUSHING AND CONVEYING.................................................................15-1
      15.1.2     SAG MILL......................................................................................15-2
      15.1.3     MODIFICATIONS TO THE EXISTING PLANT...........................................................15-3
      15.1.4     EXPANSION PLAN III METALLURGICAL TESTWORK.....................................................15-4

16.0     MINERAL RESOURCE AND RESERVE ESTIMATES................................................................16-1

   16.1    MINERAL RESERVE AND RESOURCE STATEMENT..............................................................16-1
   16.2    HISTORICAL ESTIMATES................................................................................16-3
   16.3    MODELING METHODOLOGY................................................................................16-4
      16.3.1     OVERVIEW......................................................................................16-4
      16.3.2     GEOLOGICAL INTERPRETATION.....................................................................16-5
      16.3.3     SAMPLE ANALYSIS...............................................................................16-5
      16.3.4     COMPOSITING...................................................................................16-6
      16.3.5     GRADE CAPPING.................................................................................16-7
      16.3.6     GEOSTATISTICS.................................................................................16-7
      16.3.7     BLOCK MODEL...................................................................................16-7
      16.3.8     GRADE INTERPOLATION...........................................................................16-7
      16.3.9     SPECIFIC GRAVITY..............................................................................16-8
      16.3.10      ORE HARDNESS................................................................................16-8
      16.3.11      RESOURCE CLASSIFICATION.....................................................................16-8
   16.4    PIT OPTIMIZATION....................................................................................16-9
      16.4.1     RESERVE ESTIMATION...........................................................................16-10

17.0     OTHER RELEVANT DATA AND INFORMATION...................................................................17-1


18.0     INTERPRETATION AND CONCLUSIONS........................................................................18-1


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
19.0     RECOMMENDATIONS.......................................................................................19-1


20.0     ADDITIONAL INFORMATION FOR OPERATING PROPERTIES.......................................................20-1

   20.1    PROCESS PLANT.......................................................................................20-1
      20.1.1     CRUSHING......................................................................................20-1
      20.1.2     GRINDING CIRCUIT..............................................................................20-2
      20.1.3     GRAVITY CIRCUIT...............................................................................20-2
      20.1.4     FLOTATION.....................................................................................20-2
      20.1.5     HYDROMETALLURGY PLANT.........................................................................20-3
      20.1.6     SMELTING......................................................................................20-3
   20.2    MARKETS AND CONTRACTS...............................................................................20-3
   20.3    RECLAMATION AND MINE CLOSURE........................................................................20-4
   20.4    TAXES...............................................................................................20-4
   20.5    CAPITAL AND OPERATING COST ESTIMATES................................................................20-5
   20.6    ECONOMIC ANALYSIS...................................................................................20-6

21.0     REFERENCES............................................................................................21-1


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                                 LIST OF TABLES
                                 --------------

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TABLE 1.1-1 SUMMARY OF PROVEN AND PROBABLE RESERVE INCREASE AS OF NOVEMBER 25, 2004.............................1-1

TABLE 1.1-2 SUMMARY OF MEASURED AND INDICATED RESOURCE AS OF NOVEMBER 25, 2004 (EXCLUDES MINERAL RESERVES)......1-2

TABLE 5.0-1 PARACATU PRODUCTION SUMMARY.........................................................................5-3

TABLE 10.0-1 DRILL SUMMARY TABLE...............................................................................10-1

TABLE 13.0-1 PARACATU PRODUCTION RECONCILIATION................................................................13-1

TABLE 15.0-1 PROCESS PLANT METALLURGICAL RECOVERY SUMMARY......................................................15-1

TABLE 16.1-1 MINERAL RESERVES AT $400 GOLD PRICE AS AT NOVEMBER 25, 2004.......................................16-1

TABLE 16.1-2 MINERAL RESOURCES AT $450 GOLD PRICE (EXCLUDING RESERVES) AS AT NOVEMBER 25, 2004.................16-2

TABLE 20.2-1 SUMMARY CAPITAL COSTS FOR EXPANSION PLAN III......................................................20-6


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                                 LIST OF FIGURES
                                 ---------------

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FIGURE 3.2-1 - PARACATU MINE LOCATION MAP.......................................................................3-2

FIGURE 3.3-1 PARACATU MINING AND EXPLORATION CLAIM MAP..........................................................3-4

FIGURE 3.4-1 BRAZILIAN ENVIRONMENTAL LICENSING AND CONTROL PROCESS..............................................3-8

FIGURE 6.2-1 TYPICAL SULPHIDE MINERALIZATION IN BOUDINAGE STRUCTURES............................................6-2

FIGURE 6.2-2 SMALL SCALE THRUST FAULTING........................................................................6-3

FIGURE 6.2-3: LOCAL GEOLOGY OF THE PARACATU DEPOSIT.............................................................6-4

FIGURE 6.3-1 PARACATU DEPOSIT MINERAL HORIZONS..................................................................6-5

FIGURE 6.3-2 PARACATU B2 MINERAL HORIZONS.......................................................................6-6

FIGURE 8.3-1 PARACATU THIN SECTION GOLD ON ARSENOPYRITE GRAIN BOUNDARY..........................................8-3

FIGURE 12.0-1: SAMPLE PREPARATION FLOW DIAGRAM.................................................................12-2

FIGURE 15.1.4-1 SAG MILL PERFORMANCE CURVE (MORRELL)...........................................................15-5

FIGURE 15.1.4-1 TYPICAL GOLD ON ARSENOPYRITE GRAIN BOUNDARIES..................................................15-6

FIGURE 16.2-1 PARACATU MINE RESERVE TONNAGE - HISTORICAL CHART.................................................16-3

FIGURE 16.2-2 PARACATU MINE RESERVE OUNCES - HISTORICAL CHART..................................................16-4

FIGURE 20.1-1: SIMPLIFIED FLOWSHEET EXISTING PARACATU PROCESS PLANT............................................20-1
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1.0     EXECUTIVE SUMMARY

1.1     INTRODUCTION AND TERMS OF REFERENCE

        The Morro do Ouro mine (Paracatu) is operated by Rio Paracatu Mineracao
        ("RPM"), 51% of which is owned by Rio Tinto with the remaining 49% owned by Kinross Gold Corporation (Kinross).

        In November 2004, Kinross agreed in principle to purchase Rio Tinto's
        51% interest in RPM. Completion of this transaction, which is subject to entering into definite agreements, will result in increases to Kinross' mineral resources and reserves. This Technical Report has been prepared in support of the increases. As per Canadian securities regulations, this report has been prepared in compliance with Canada's National
        Instrument 43-101.

        Table 1.1-1 summarizes the change in proven and probable mineral reserves to Kinross' account should the proposed purchase be finalized.
        The effective date of the estimate is November 25, 2004 and the estimates include production depletion to November 25, 2004.

        TABLE 1.1-1 SUMMARY OF PROVEN AND PROBABLE RESERVE INCREASE AS OF
                               NOVEMBER 25, 2004

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---------------------------------------------------------------------------------------------------------------
                                     PROVEN                               PROBABLE
             KINROSS      GOLD     ----------------------------------------------------------------------------
   DATE       SHARE      PRICE       TONNES       GRADE        GOLD        TONNES       GRADE         GOLD
               (%)      ($US/oz)    (x 1,000)   (Au g/t)     (ounces)     (x 1,000)    (Au g/t)     (ounces)
---------------------------------------------------------------------------------------------------------------
31/12/03           49%       $400     166,995        0.42   2,266,000        37,913        0.37       455,000
---------------------------------------------------------------------------------------------------------------
25/11/04          100%       $400     342,808        0.40   4,366,000        215,966        0.40     2,751,000
---------------------------------------------------------------------------------------------------------------
Change to Kinross                     175,813        0.37   2,100,000       178,053        0.40    2,296,000
---------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------
                                           PROVEN AND PROBABLE
             KINROSS      GOLD     -------------------------------------
   DATE       SHARE      PRICE       TONNES       GRADE        GOLD
               (%)      ($US/oz)    (x 1,000)   (Au g/t)     (ounces)
------------------------------------------------------------------------
31/12/03           49%       $400     204,909        0.41   2,721,000
------------------------------------------------------------------------
25/11/04          100%       $400     558,775        0.40   7,117,000
------------------------------------------------------------------------
CHANGE TO KINROSS                     353,866        0.39   4,396,000
------------------------------------------------------------------------


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        Key reasons for the increases in proven and probable mineral reserves are:

        o Kinross share increases from 49% (31/12/03) to 100% (on completion of the transaction);

        o Conversion of measured and indicated resources to proven and probable reserves resulting from engineering factors (Expansion
                Plan III).

        The change in ownership accounts for 65% of the proven and probable reserve increase. The remaining 35% is the result of improved plant efficiencies and reduced operating costs related to infrastructure improvements, specifically the installation of an in pit crushing and conveying system, MMD sizer, semi-autogenous grinding mill and upgraded gravity recovery capability. The improvements are referred to as Expansion Plan III. ECM, a Brazilian engineering company, has completed a feasibility study examining the cost benefit of the Expansion Plan
        III. ECM was assisted by Aker-Kvaerner during the course of the study.
        The study has concluded that the project is cash positive.

        Table 1.1-2 summarizes the change in the measured and indicated mineral resources to Kinross' account should the proposed purchase be finalized.

        TABLE 1.1-2 SUMMARY OF MEASURED AND INDICATED RESOURCE AS OF NOVEMBER
                      25, 2004 (EXCLUDES MINERAL RESERVES)

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                                                    MEASURED                               INDICATED
                KINROSS      GOLD      ----------------------------------------------------------------------------
    DATE         SHARE       PRICE       TONNES       GRADE         GOLD        TONNES       GRADE        GOLD
                  (%)      ($US/oz)     (x 1,000)    (Au g/t)     (ounces)    (x 1,000)    (Au g/t)     (ounces)
-------------------------------------------------------------------------------------------------------------------
31/12/03              49%        $450             -          -             -     76,627         0.39      966,000
-------------------------------------------------------------------------------------------------------------------
25/11/04             100%        $450             -          -             -    105,234         0.33    1,122,000
-------------------------------------------------------------------------------------------------------------------
Change to Kinross                                 -          -             -     28,607         0.17      156,000
-------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------
                Kinross      Gold             Measured and Indicated
    DATE         SHARE       PRICE       TONNES       GRADE         GOLD
                  (%)      ($US/OZ)     (X 1,000)    (AU G/T)     (OUNCES)
------------------------------------------------------------------------------
31/12/03              49%        $450      76,627         0.39       966,000
------------------------------------------------------------------------------
25/11/04             100%        $450     105,234         0.33     1,122,000
------------------------------------------------------------------------------
Change to Kinross                          28,607         0.17       156,000
------------------------------------------------------------------------------


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        Key reasons for the change in measured and indicated resources are:

        o Kinross share increases from 49% (31/12/03) to 100% (on completion of the transaction);

        o       Increases related to Expansion Plan III;

1.2     PROJECT DESCRIPTION AND LOCATION

        The Paracatu mine is located 2 km north of the city of Paracatu (population 75,000), in the north western portion of the state of Minas Gerais, Brazil, 230 km southeast of the national capital Brasilia and 480 km northwest of Belo Horizonte, the state capital and mining center of Brazil.

        The mine site includes an open cut mine, process plant, tailings impoundment area and related surface infrastructure with a throughput rate of 18 million tonnes per annum (Mtpa). Historically mining at Paracatu did not require blasting of the ore. Ore was ripped using CAT D10 dozers, pushed to CAT 992 front end loaders and loaded to CAT 777 haul trucks for transport to the crusher. In 2004, due to increasing ore hardness in certain areas of the mine, RPM began blasting the harder ore in advance of ripping. Currently powder factors are very low.

1.3     ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

        Access to the site is provided by paved federal highways or by charter aircraft that can land at a small paved airstrip on the outskirts of Paracatu.

        The mine is the largest employer in Paracatu, directly employing 750 workers in what is predominantly an agricultural town (dairy and beef cattle and soy bean crops) located in Brazil's tropical savannah. Average annual rainfall varies between 850 and 1800 mm, the average being 1300 mm, with the majority realized during the rainy season between October and March. Temperatures range from 15(degree) to 35(degree) Celsius.

        The mine receives power from the Brazilian national power grid.


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        The mine is dependent on rainfall as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the beneficiation plant. Similarly, surface runoff and rain water is stored in the tailings impoundment, which constitutes the main water reservoir for the concentrator. The objective is to capture and store as much water as possible from the rainy season to ensure adequate water supply during the dry season. The mine is permitted to draw make up water from three local rivers that also provide water for agricultural purposes.

1.4     PROJECT HISTORY

        Gold mining has been associated with the Paracatu area since 1722 with the discovery of placer gold in the creeks and rivers of the Paracatu region. Alluvial mining peaked in the mid -1800's and until the 1980's was largely restricted to garimpiero (artisinal) miners.

        In 1984, Rio Tinto Zinc (Rio Tinto) explored the property using modern exploration methods and by 1987, the RPM joint venture was formed between RTZ and Autram Mineracao e Participacoes (later TVX Gold Inc) constructed a mine and processing facility for an initial capital cost of $65 million.

        Production commenced in 1987 and the mine has operated continuously since then. As of December 31, 2003, the mine has produced 2.796 million ounces of gold from 219.6 M tonnes of ore. Average mill feed grade for that period is 0.51 g/t Au. The average metallurgical recovery was 77.4%. Since 1998, the mine has produced 202,000 ounces of gold annually. In 2003, the mine produced 200,691 ounces of gold at an average cost of $191.28 per ounce.

        In 2003, TVX's share in RPM was acquired by Kinross Gold Corporation (Kinross) as part of the merger between Kinross, TVX and Echo Bay Mines Ltd (EB).


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        In November 2004, Kinross and Rio Tinto agreed in principle to Kinross'
        purchase of Rio Tinto's 51% interest in RPM. Completion of this purchase will result in Kinross having a 100% interest in RPM and the Paracatu mine.

1.5     GEOLOGICAL SETTING

        The Paracatu mineralization occurs within a series of phyllites that have been extensively deformed and feature well-developed quartz boudins and associated sulphide mineralization. There are four (4) basic mineralized horizons, differentiated by the degree of oxidation and weathering as well as sulphide mineralogy. The individual mineral horizons are described in detail in Section 6.0 of this report and are locally known as the C, T, B1 and B2. Mining to date has exhausted the majority of the C and T horizons. The remaining reserves for the project are hosted in the B1 and B2 horizons.

        The B1 and B2 horizons include both Calha (arsenic greater than 2500 ppm) and non-Calha type mineralization as well as Intensely Deformed Sulphide (IDS) mineralization which is localized in the central portion of Calha lenses and has an arsenic content greater than 4000 ppm.

1.6     DEPOSIT TYPE

        The Paracatu deposit can be classified as a Carlin Type Deposit (CTD) owing to the finely disseminated nature of the gold, uniformity of grade, close association with sulphides and deposition within an original bedded sedimentary host (phyllites).

        The phyllites at Paractu are highly deformed as a result of tectonic processes. The originally sedimentary rocks have been successively altered by at least three phases of hydrothermal alteration which has remobilized gold within the original carbonaceous sediments.


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1.7     MINERALIZATION

        The Paracatu phyllites have been hydrothermally altered to lower greenschist facies resulting in pervasive quartz-sericite alteration.

        Sulphide mineralization is dominantly arsenopyrite and pyrite with pyrrhotite and lesser amounts of chalcopyrite, sphalerite and galena.

        Gold is closely associated with arsenopyrite and pyrite and occurs predominantly as fine grained free gold along the arsenopyrite and pyrite grain boundaries of in fractures in the individual arsenopyrite and pyrite grains. Thin section analyses indicate 92% of the gold is free.

1.8     EXPLORATION

        Rio Tinto was the first company to apply modern exploration methods at Paracatu. The deposit, with the exception of the exploration permits west of Rico Creek, is currently drilled on a nominal 100 x 100 meter drill spacing. Exploration at Paracatu evolved in lock step with knowledge gained through production experience. Essentially, the success of mining in the C and T horizons focused attention and exploration effort on the B1 horizon. Continued production success drove interest in the B2 horizon.

        The result of the phased recognition of potential is that there are many holes that do not test the entire thickness of the B2 horizon. These areas are well known to RPM staff and plans are in place to drill additional holes to test these areas. Kinross considers the untested portions of the B2 horizon to be an opportunity to further increase reserves.

1.9     DRILLING

        The preferred sample collection method used to delineate the Paracatu resource and reserve model is diamond drilling. A total of 671 drill holes totalling 26,404 meters support the current resource model and reserve estimate. The nominal drill spacing is 100 x 100 meters. Approximately 82 % of the drill holes are large


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        diameter (six inch) drill holes. The remaining holes are either H or N diameter drill holes.

        The majority of the drill holes are diamond drill holes. In 1989, 67 reverse circulation drill holes were completed to test areas of the deposit. Results from the reverse circulation holes indicated a consistent bias of 25% where the reverse circulation results were 25% lower than the diamond drill results. The reasons for the observed bias were thought to be related to losses of gold in the dust that was produced during drilling, some of it being retained inside the drill hole. RPM includes the reverse circulation results in their resource estimate. Kinross considers inclusion of this data may have a conservative effect on the resource model and reserve estimate.

1.10    SAMPLING METHOD AND APPROACH

        The diamond drill holes have been systematically sampled using 1.0 meter intervals. In all, a total of 29,767 samples have been collected and analyzed. Core recovery is high (typically greater than 95%) .The core is completed logged and a photographic record of each hole is collected prior to any sampling. The core is systematically sampled on 1.0-meter intervals without adjustment for geological boundaries. Sampling consumes 100% of the core.

        Specific gravity measurements are collected during the core logging process using the water displacement method. These measurements are checked against samples collected from the upper levels of each mining bench during mining of the deposit.

        During the logging and sampling process, samples for Bond Work Index
        (BWI) testing are also collected. These samples are composite samples that are selected based on rock unit and depth from surface and guided by the geological logging process.

        Discussion with RPM staff indicates that the exploration fieldwork was completed using Rio Tinto's standard quality monitoring programs. Detailed review of these


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        programs has not been undertaken by Kinross and no comment can be made at this time regarding the quality management during the exploration drilling programs.

        It has been noted that the RPM lab did employ inter-laboratory check samples in analyzing exploration samples. Review of the results does not indicate any areas of concern.

        Paracatu's 17 years of production history and the detailed reconciliation to the reserve estimates confirms the predictive accuracy of the resource model grade estimation. The data indicates that after processing more than 219.6 M tonnes of ore, the estimated grade is within 2% of the actual grade as measured by the process plant. More importantly, review of the annual data indicates no significant variation on a year to year basis. This gives further confidence that the procedures currently in place to model the grade of the deposit provide an accurate representation of the gold distribution. Furthermore, there is no reason to suspect that the gold distribution is different in the un-mined portion of the mineralized horizons.

1.11    SAMPLE PREPARATION, ANALYSIS AND SECURITY

        The sample preparation procedures are consistent with deposits with a low average grade. The sample preparation procedure creates multiple
        (six) sample aliquots for each sample. The final result is an average of the six analyses completed for each sample.

        Review of RPM's sample laboratory did not identify any significant issues. The lab is clean, well equipped and well managed.

1.12    DATA VERIFICATION

        RPM staffs have indicated that Rio Tinto employed rigorous data verification procedures. Kinross has not independently verified the data transcription against original sources. As with the quality control, quality assurance aspects discussed


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        previously, there is an excellent level of comfort derived from the production reconciliation data that clearly indicates the current resource model is an excellent predictor of grade.

1.13    ADJACENT PROPERTIES

        There are no other gold deposits of note in the district. Extensive exploration of the Paracatu Formation by Rio Tinto did not identify any additional anomalies.

1.14    MINERAL PROCESSING AND METALLURGICAL TESTING

        The existing process plant at Paracatu has operated continuously since 1987. As of December 31, 2003, average mill recovery was 77.4%. The plant includes primary and secondary crushing, grinding, gravity, flotation and hydrometallurgical circuits. Current plant throughput is approximately 18 Mtpa.

        Plant recoveries are estimated on the basis of calha content and IDS calha content in each block together with an allowance for the gains by improved gravity recovery. Gold recovery projections are based on 80.39% for CTB1B2 ore blends and 75% for ore blends containing higher calha content (B2 ore with high arsenopyrite levels). Average annual plant gold recovery is estimated to increase from 77% in 2005 to over 79% from 2009 onwards.

        Plant throughput has already been increased two times with expansion upgrades in 1997 and 1999.

        RPM staff recognized that further plant improvements were necessary in order to maintain current production levels in the face of increasing ore hardness. Exploration drilling had successfully traced the Paracatu deposit to depth but sampling indicated that ore hardness increases proportionately with increasing depth from surface.

        Expansion Plan III calls for the installation of an in pit crushing and conveying (IPCC) system, MMD sizer, 38 foot diameter semi-autogenous grinding (SAG) mill and expansion of the plant gravity circuit. The modifications are expected to


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        increase plant throughput to 30 Mtpa for the first four years of full production after the Expansion, declining afterwards again, as an effect of the increase in ore hardness.

        Operating and capital costs for Expansion Plan III were developed from a feasibility study completed by ECM, a Brazilian engineering company working with Aker-Kvaerner E&C. Data on SAG mill performance was collected during a pilot plant program completed by RPM staff. Recognized experts in SAG mill technology monitored the pilot plant program and the subsequent SAG mill sizing, design and operation. The SAG mill operates in closed circuit producing a product with a specification of 80% passing 213 microns at a WI of 8 kWh/t. Mill throughput will average 6000 m3 per hour (3700 tph).

        The IPCC is planned to improve ore delivery from the pit to the plant. The IPCC will reduce haul distances resulting in lower operating costs. The IPCC is sized to transport 4300 tonnes of ore per hour and assumes 80% availability. The ore will be transported by a 1.5 km long, 1.8 meter wide conveyor to fine ore bin near the existing crushing plant.

        The MMD sizer is the industry standard for limestone quarry operations challenged by the hardness of the rock (WI=12.0) It is considered adequate to treat the harder B2 ore in the reserve inventory. Sample results of the hardest ore types indicated that ore hardness is not an issue but the abrasiveness of the ore would likely result in premature wear.

1.15    MINERAL RESOURCE AND RESERVE ESTIMATE

        The mineral resource model for Paracatu is interpreted and estimated using Gemcom software. The model is updated as required to reflect any new drill results or changes in geological interpretation. The last resource model update was completed in 2001.


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        The mineral resource model for Paracatu is developed from a series of
        NW-SE oriented drill sections that includes analytical data from the drilling programs. The sections are used to define the contacts between the various mineral horizons.

        Interpretation considers major faults, the B1-B2 contact, Calha, non-Calha and IDS mineralization and the oxide and sulphide boundaries.

        The information interpreted on the sections is imported into Gemcom for Windows for further processing. The linear features (faults, B1-B2 contact, and mineralization polygons are modeled as surfaces and wireframes in Gemcom.

        The mineralized wireframes are used to extract sample data and code model blocks in a 50 x 50 x 8 ( x,y,z) meter block model.

        Assay data is typically examined using the following six major groupings representing the main geological subdivisions interpreted from section:

        o       C+T +B1 external (external to the sulphide outline)

        o       C+T+B1 non-Calha

        o       C+T+B1Calha

        o       B2 non-Calha

        o       B2 Calha

        o       B2 IDS

        Raw assay data (1.0 meter samples) are composited into 4.0 meter intervals. The composite data is then extracted using the wireframes produced from sectional interpretation. Each composite is coded according to the geological wireframe. Composites less than 2.0 meters in length are discarded and any duplicate (twinned) composites are also discarded. Grade capping is not employed at Paracatu. Composites are analyzed using directional semi-variograms. to determine the major, semi-major and minor axes and the influence of individual composites.


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        The wireframes are used to estimate the percentage of each geological unit informing on an individual model block.

        Gold grades are interpolated using Ordinary Kriging. Each geological unit is estimated independently and the average weighted grade is calculated from the percentage of each lithology within a block. The influence of any high grade composites (those greater than 0.80 g/t) is restricted during grade interpolation to prevent these outliers from influencing too many model blocks.

        An octant search is used in all cases for grade interpolation and a maximum of three adjacent samples are used from the same borehole.

        A specific gravity value is estimated for each model block based on sample results and a linear regression equation that is based on the depth from the pre-mining topographic surface.

        Each model block is assigned an ore hardness based on the results of the BWI analyses.

        Paracatu has historically reported resources and reserves under the JORC Code. JORC is very similar to the CIM Standards which are the required reporting format under Canada' National Instrument NI-43-101. Any differences are not considered to be significant.

        Classification of the mineral resources uses a combination of geostatistical methods and manual checking. The primary classification is the result of geostatistical analysis. The primary classification is manually verified by mine geologists.

        Mineral reserves are estimated based on results from a proprietary software program developed for RPM known as Mine Sequence Optimizer
        (MSO). The program employs a floating cone algorithm that was developed for Paracatu by Dr. Miguel Armony, a Brazilian physicist and geostatistician.


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1.16    CONCLUSIONS

        The Paracatu operation is a model mining operation. Gold production has consistently met targeted levels in the 16 years the mine has been in operation. Over that period of time, the predictive accuracy of the mineral resource model has been verified.

        RPM have completed a thorough pilot plant test examining the amenability of the Paracatu ores to SAG milling. A feasibility study to a +/- 15% level of accuracy has been completed and financial models indicate that the project has a positive cash flow at gold prices above $US 300 per ounce.

        Kinross has reviewed that data and conclusions supporting Expansion Plan III and is in agreement with RPM's conclusions that the project is viable and demonstrates a positive cash flow.

1.17    RECOMMENDATIONS

        Exploration opportunities external to the known limits of the deposit are considered minimal. There is potential to increase mineral reserves in the immediate vicinity of the existing mining operation. The current resource model includes sections where historic drilling has not fully drill tested the entire thickness of the mineralized horizons at Paracatu. Testing these areas may add to the currently defined mineral resources and mineral reserves.

        Another opportunity to increase reserves is related to areas of the deposit where the only available drill information is obtained by reverse circulation drilling. Statistical analysis comparing reverse circulation drill results to diamond drill results indicates that the reverse circulation data exhibits a consistent low bias. Unless the reverse circulation data has been twinned by a later drill hole, it is still utilized in the mineral resource modeling. This may be imparting a low grade bias on the model and should be checked.

        Finally, the mineral resource model does include some inferred model blocks. Targeted exploration drilling may successfully upgrade such blocks to measured


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        and indicated mineral resources for future mineral resource and mineral reserve estimates.






















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2.0     INTRODUCTION AND TERMS OF REFERENCE

2.1     INTRODUCTION

        The mineral resource and mineral reserve estimates summarized in this report are classified according to the Canadian Institute on Mining, Metallurgy and Petroleum's (CIM) standards as required by Canada's National Instrument 43-101.

        This report has been prepared in support of a reserve increase resulting from Kinross' proposed acquisition of Rio Tinto's 51% of RPM and reserve additions resulting from the proposed addition of a SAG mill and other infrastructure improvements at Paracatu. The expansion considers the addition of a 38' diameter SAG mill, MMD ore sizer, in-pit crushing and conveying system and upgrades to the existing plant gravity circuit.

        RPM's staff initially completed operating and capital cost estimates for the proposed expansion. ECM, a Brazilian consulting engineering company have completed a feasibility study on the planned expansion. ECM was assisted by Aker-Kvaerner in completing the study.

2.2     TERMS OF REFERENCE

        All units of measure (distance, area, etc,) unless otherwise noted are in metric units of measure.

        All monetary units are expressed in terms of September 2004 US dollars unless otherwise specified.

        An exchange rate of $3.13 Brazilian Reais per $1.00 US has been assumed throughout the SAG Expansion Feasibility Study and, by extension, this Technical Report.


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2.3     GLOSSARY

        CIM     Canadian Institute of Mining Metallurgy and Petroleum

        g/t     grams per tonne

        JORC    Joint Ore Reserves Committee

        kWh/t   kilowatt hours per tonne

        M       million

        Mtpa    million tonnes per annum

        MW      megawatts

        oz(s)   troy ounce(s)

        ROM     run of mine

        SAG     semi-autogenous grinding

        t       tonne(s)

        tpa     tonnes per annum

        tpd     tonnes per day

        tph     tonnes per hour

2.4     SCOPE AND OBJECTIVES

        This report is prepared in support of the Expansion Plan III Feasibility Study completed by RPM site staff and ECM / Aker-Kvaerner.

2.5     REPORT BASIS

        This Technical Report is based on costs and financial analyses completed as part of a feasibility study completed by ECM / Aker-Kvaerner in May 2004.

        The resource model and reserve estimate have been prepared by RPM staff. Reserve estimates are based on a mine plan within an optimized pit shell.


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        Current operating costs were adjusted to reflect increased throughput rates after installation of the SAG mill.

        The underlying data supporting the reserve estimate has been verified for accuracy by RPM staff and Kinross experts. No errors have been noted.

        The lead author of this report has personally visited the project on several occasions and has reviewed the estimation methodology.

2.6     DISCLAIMER

        This document has been prepared by Kinross Gold Corporation's Technical Services Department. The document summarizes the professional opinion of the author(s) and includes conclusions and estimates that have been based on professional judgement and reasonable care. Said conclusions and estimates are consistent with the level of detail of this study and based on the information available at the time this report was completed. All conclusions and estimates presented are based on the assumptions and conditions outlined in this report. This report is to be issued and read in its entirety. Written or verbal excerpts from this report may not be used without the express written consent of the author(s) or officers of Kinross Gold Corporation.


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3.0     PROPERTY DESCRIPTION AND LOCATION

3.1     PROPERTY DESCRIPTION

        The Paracatu mine (locally known as Morro do Ouro) is operated by Rio Paracatu Mineracao (RPM), a wholly owned subsidiary of Kinross Gold Corporation (Kinross). The mine has been in continuous operation since 1987.

        The mine includes an open cast mine, process plant, tailings impoundment area and related surface infrastructure and support buildings. Current plant throughput averages 18 Mtpa.

        Currently, mining does not require any waste removal (stripping) and just a limited amount of explosive is necessary to blast the harder ores prior to excavation. Ore is ripped and pushed into piles by CAT D10 dozers. CAT 992 front-end loaders load the ore from the piles into CAT 777 rigid frame haul trucks that transport the ore to the existing crusher.

        Ore hardness increases with the depth from surface and as a result, modeling the hardness of the Paracatu ore is as important as modeling the grade. Ore hardness is modeled based on Bond Work Index (BWI) analyses of the samples. RPM currently estimates that blasting of the Paracatu ore will be necessary for blocks with a hardness greater than
        9.0 kWh/t

        The proposed SAG Mill Expansion Plan proposes to increase plant throughput to 30 Mtpa and allow more efficient treatment of harder ores at depth and the arsenopyrite rich Calha and IDS ores.

3.2     LOCATION

        The mine is located less 3 km north of the city of Paracatu (population 75,000) in the northwest part of the state of Minas Gerais, Brazil. Paracatu is located approximately 230 km from Brazil's capital, Brasilia at Latitude 17(degree)3'S and Longitude 46(degree)35'W. Figure 3.2-1 is a Location Map showing the location of Paracatu (Morro do Ouro).


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           FIGURE 3.2-1 - A PICTURE OF THE PARACATU MINE LOCATION MAP







                                    [PICTURE]









        The mine is located at an elevation of 780 m above sea level.

3.3     TITLE AND OWNERSHIP

        In Brazil, mining licenses (claims) are issued by the Departamento Nacional da Producao Mineral (DNPM). A Brazilian mining license is called a "Decreto de Lavra". Once certain obligations have been satisfied, DNPM issues a mining license that is renewable annually, and has no set expiry date. Each year RPM is required to provide information to DNPM concerning mineral production and related matters.


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        RPM currently holds title to two mining licenses:

        DNPM Nos. 830.241/80 and 800.005/75 are outlined in red in Figure 3.3-1 below. The mine and most of the surface infrastructure, with the exception of the tailings impoundment area, lie within the two mining licenses. The mining claims are confirmed by legal survey.

        RPM also holds title to 13 exploration permits in the immediate mine area. Exploration permits are valid for 3 years, extendable for an additional 2 years. The exploration permits are highlighted in blue in Figure 3.3-1 below. Unlike the mining leases, exploration permits are not legally surveyed. Their physical limits are staked in the field and all corners are physically confirmed in the field by DNPM employees.

        Including the exploration permits, RPM controls 8,732 Ha in the Paracatu area as outlined in Figure 3.3-1.



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     FIGURE 3.3-1 A PICTURE OF THE PARACATU MINING AND EXPLORATION CLAIM MAP









                                    [PICTURE]












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3.4     PERMITTING

        One of the initial conditions satisfied by RPM in obtaining a mining license was that an Environmental Impact Assessment (EIA) was successfully filed with the State of Minas Gerais environmental agency. During the time that the mining license is effective, the Operation License must be renewed every four years. RPM is the first Brazilian gold mining company to receive ISO 14001 certification. The mine practices very good environmental care and monitoring programs.

        RPM is currently licensed to draw a set amount of water from the Sao Domingos, Santa Rita and Sao Pedro rivers. As previously discussed, any additional water demands are likely to be a sensitive issue in the community. It is likely that applications to increase water drawdown from the rivers will require public and government consultation and possibly additional environmental study. RPM staff have expressed confidence that Expansion Plan III can be completed under current water drawdown rates. They have also indicated confidence that if necessary, any increased demand would be approved.

        Another permitting factor affecting Expansion Plan III is mining on the exploration claims west of Rico Creek. Rico Creek is a historic placer mining area and the soils in and around the creek are contaminated with mercury. The creek plays an important role in the community however and any disruption of the creek must be carefully presented to the community. RPM staff have indicated that initial discussions with local residents suggests that they would support any action that would clean up the contaminated soils but maintain most of the creeks current alignment. RPM is proposing diverting Rico Creek in order to continue mining the deposit.

        The final potentially significant permitting issue is related to approvals to mine below the water table. Currently the mine is not permitted to mine below the water table. RPM personnel have indicated that it is reasonable to assume that the necessary government approvals can be obtained. RPM did not actively


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        pursue the necessary permits as there were sufficient ore reserves above the water table to support the long range mine plan.

        The Brazilian environmental policy is executed at three different levels of public administration - federal, state and municipal. Coordinating and formulating the Brazilian Environmental Policy is the responsibility of the Ministry for the Environment. Linked to it is the National Environmental Council (CONAMA), the deliberative and consultantive board for environmental policy. CONAMA's responsibility is to establish the rules, standards and criteria guidelines so that environmental licensing can be granted and controlled by the state and municipal local environmental agencies which are part of the National Environmental System (SISNAMA), and by the Brazilian Institute for the Environment and Renewable Resources (IBAMA). IBAMA is the government agency under the jurisdiction of the Ministry for the Environment, and is the agency responsible for executing the Brazilian Environmental Policy at the federal level.

        The basic environmental process is initiated with the collection of baseline data, following the submission of a conceptual mine plan. Baseline data collection is followed with an Environmental Impact Assessment (EIA), leading to an Environmental Impact Report (RIMA). The EIA and RIMA are made available for public review and comment.

        Once the EIA/RIMA process is complete, the Environmental License (LA), is required to move the project forward. The LA is issued by the State Agency, under guidelines developed by the CONAMA. There are a number of components to the Environmental License:

        o PRIOR LICENSE (LP) - this is relevant to the mining project's preliminary planning stage and contains the basic requirements to be met during the location, installing and operating stages, in accordance with the municipal, state or federal plans for soil use.

                Requirements must meet regulations, criteria and standards set out in the general guidelines for environmental licensing issued by the


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                CONAMA. In addition, the criteria and standards established by the state environmental agency must be met, in the scope of the agencies area of jurisdiction, providing there is no conflict with federal level requirements.

                The Mining Plan and the EIA/RIMA are technical documents required for obtaining the Prior License. This process is concurrent with the request for a mining concession.

        o INSTALLATION LICENSE (LI) - authorizes the start of the mining project, including implementation and installation of the project, according to the specifications in the approved Environmental Control Plan. After the LP is granted, an Economic Development Plan (PAE) is prepared, to be approved by the National Department for Mineral Production (DNPM), as well as an Environmental Control Plan (PCA, based on the Environmental Management System (SGA), to be approved by local Environmental Agency in order for the Installation License and the land clearing (deforestation) license to be issued. At this stage, a closure plan is also drawn up, to be submitted for the DNPM's approval.

        o OPERATING LICENSE (LO) - authorizes, after necessary confirmation, the start of the licensed activity and functioning of its pollution control equipment, according to that set out in the Prior and Installation Licenses. During the operating phase of the Project, Annual Mining Reports (RAL) are submitted by the company for DNPM's approval. In the closure phase, the company applies for a Conformity Certificate from the environmental agency and DNPM, after the decommissioning, restoration and environmental monitoring operations are finished.

        Figure 3.4-1 is a simplified diagram of the environmental and licensing and control process.


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      FIGURE 3.4-1 A DIAGRAM SHOWING THE BRAZILIAN ENVIRONMENTAL LICENSING
                              AND CONTROL PROCESS















                                    [PICTURE]















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3.5     ROYALTIES

        RPM must pay a third party royalty of 0.33% of net sales to a landholder.
































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4.0     ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

        Access to the site is provided by the federal highway system, a network of modern, paved roads that are maintained by the federal government. A small paved airstrip also services the community. The airstrip can accommodate small, charter aircraft.

        The Paracatu mine is located 230 southeast of the national capital, Brasilia (pop. 2 million) and 480 kms northwest of the state capital Belo Horizonte (pop. 2.5 million). Both cities are modern cities with industrial and manufacturing facilities. Belo Horizonte is considered the "mining capital" of Brazil and several major mining suppliers and engineering companies are headquartered there.

        Paracatu is located in the Brazilian savannah, a region characterized by low rolling hills that have been largely cleared of vegetation to support farming along with cattle and dairy ranching. The region is largely dependent on agriculture with soya beans being the predominant crop.

        The Paracatu mine is the largest industrial enterprise in the region, employing 750 people, most of whom live in the city of Paracatu.

        There are two distinct seasons, a rainy season from October to March and a dry season from April through to September. Temperatures average 20(degree) Celsius, ranging from a high of 35(degree) C to a low of 15(degree) C. Average annual rainfall totals between 850 - 1800 mm.

        Domestic water for the mine is obtained from the city of Paracatu, via pipelines from the municipal water company provider. Process water is largely recycled from the tailings pond. Make up water is drawn from the Sao Domingos and Sao Pedro rivers during the rainy season to maintain the water level in the tailings dam at a level sufficient to provide adequate water during the rainy season. The mine also has access to artesian wells as an emergency water supply.

        The Sao Domingos and Sao Pedro rivers provide all the water necessary to support agricultural irrigation in the area. As such, the drawdown of additional


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        water is considered a sensitive issue in the community and was identified by RPM staff as a potential limiting factor in the design of the SAG Mill Expansion Project. RPM staff carefully monitored densities in the process circuit and concluded that the SAG Mill Expansion could be operated without having to modify their existing water drawdown permits.

        The mine is connected to the national power grid, which relies mainly on hydroelectric generation. Electricity is subject to a free market environment with consumers able to select their supplier of choice. RPM obtains electricity from Centrais Eletricas Minas Gerais (CEMIG). The mine has a small emergency power capability, used for critical process equipment that cannot be suddenly stopped such as thickeners and CIL tank agitators.

        The mine has established surface areas for tailings disposal, and for its mineral processing facilities. These are sufficient to meet the future needs as defined by the Life of Mine Plan. In the case of the tailings storage, the impoundment dam will be raised in a series of lifts to provide the necessary storage volume.


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5.0     PROJECT HISTORY

        The mining history of the Paracatu region is closely associated with the activities of the Portuguese bandeirantes expeditions who prospected for gold in Brazil's interior, arriving in the Paracatu region in 1722 after the discovery of gold alluvial placers.

        Alluvial mining peaked during the second half of the 18th century. The alluvial mining was not limited to the placer deposits along Rico Creek, they also exploited the oxidized ore outcrop on the top of Morro do Ouro hill or the "Hill of Gold".

        Gold production declined sharply in the region during the first decade of the 19th century. From this point forward, production was limited to "garimpeiros", subsistence level mining practiced by local inhabitants. Various prospectors explored the region but economically viable operations were limited as a result of the low-grade nature of the deposits.

        Beginning in 1970, Paracatu attracted some attention from mineral exploration companies looking for lead and zinc deposits in the area. The interest in the gold of Morro do Ouro was secondary as the majority of the companies were not attracted by the gold grade, considered to be too low to be economically extracted.

        In 1980, Rio Tinto, operating in Brazil under the name of Riofinex do Brasil, joined with Billiton in a partnership to explore land in Brazil. Billiton owned the Morro do Ouro area but had no interest in investing in the area. In 1984 Billiton sold the balance of its shares in the Morro do Ouro area to Riofinex. Riofinex embarked on a surface exploration program that focused on the oxidized and weathered horizons of the Moro do Ouro area. At the end of 1984, based on the data from hundreds of test pits (up to 25 m deep) and further supported by a total of 44 drill holes, a reserve of 97.5 Mt at 0.587g/t Au was estimated at what is currently known as the Paracatu Mine.


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        This estimate only included the superficial oxidized ore, then categorized as type C or T ore. In spite of the low gold grade, Riofinex's geologists believed that profitable extraction of the ore could be realized. In 1985 this was confirmed by a feasibility study. Total investment to that time was $7.3 million including ground acquisition costs, exploration costs, and the cost of the feasibility study.

        Approval was granted by Rio Tinto to construct a mining project at a capital cost of approximately US$ 65 million, on the condition that a Brazilian partner could be secured for the venture. At the end of 1985, RTZ Mineracao, successor to Riofinex, struck a joint venture agreement with Autram Mineracao e Participacoes (Autram) to joint venture the project through a new company, Rio Paracatu Mineracao (RPM), with Rio Tinto holding a 51% operating interest and Autram the remaining 49%.

        Autram's interest ceded to TVX Participacoes who later became TVX Gold Inc. (TVX). TVX entered into an agreement with Newmont that resulted in Newmont and TVX holding a 24.5% interest in Paracatu. In early 2003, TVX acquired Newmont's 24.5% interest resulting in TVX having a 49% interest in Paracatu. Almost immediately, Kinross acquired TVX's interest as part of the Kinross, TVX, Echo Bay Mines Ltd. (EBM), merger agreement.

        Production at Paracatu commenced in October 1987 treating oxidized and highly weather ore from the C and T ore horizons described in Section
        5.0 of this report. The first gold bar was poured in December 1987. The following year, the mine throughput reached the design capacity of 6.1 Mtpa.

        After start up, the throughput rate was progressively increased to 13 Mtpa, as a result of a number of improvement programs. In 1993, an $18.3M Optimization Project was commissioned providing extra water and flotation capacity for the circuit.

        Throughput at Paracatu was increased again to 16 Mtpa in 1997 after completion of Expansion Project I with a capital cost expenditure of $47.3 M.


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        Expansion Project II (1999) increased the mill throughput to 20 Mtpa after a capital investment of $6.2M. Due to an increase in ore hardness, throughput has now fallen to the 18.0 Mtpa level.

        Total capital investment to December 31, 2004 totalled $249.4M dollars. This includes the initial purchase costs of the land, all engineering, the initial construction costs, later optimization and expansion capital costs, the purchase of the mining fleet and other smaller capital investments to optimize the existing project.

        The resulting plant currently produces 200,000 ounces of gold annually at an average cost of $191.28 per ounce ($2.08 / tonne).

        In November 2004, Kinross reached an agreement in principle to purchase Rio Tinto's 51% interest in the RPM mine giving Kinross a 100% interest in RPM and the Paracatu mine.

        Table 5.0-1 summarizes the historic production at Paracatu over the life of the mine.

                     TABLE 5.0-1 PARACATU PRODUCTION SUMMARY

--------------------------------------------------------------------------------------------------------------------------
           YEAR               1987      1988       1989      1990      1991      1992      1993       1994       1995
--------------------------------------------------------------------------------------------------------------------------
Tonnes milled (million)           0.5       6.2        8.2       9.3      10.1      10.5      13.0       13.4        13.6
Feed grade (Au g/t)              0.78      0.77       0.67      0.64      0.61      0.58      0.50       0.50        0.49
Gold Produced (oz)              3,884   113,257    145,844   160,258   166,053   167,000   174,699    169,003     162,844
--------------------------------------------------------------------------------------------------------------------------
           YEAR               1996      1997       1998      1999      2000      2001      2002       2003       TOTAL
--------------------------------------------------------------------------------------------------------------------------
Tonnes milled (million)          13.5      15.3       15.6      17.5      19.7      16.5      18.4       18.4       219.6
Feed grade (Au g/t)              0.50      0.47       0.48      0.45      0.47      0.45      0.48       0.44        0.51
Gold Produced (oz)            165,646   156,687    181,305   188,938   228,866   186,915   224,539    200,691   2,796,428
--------------------------------------------------------------------------------------------------------------------------

        Expansion Project III which is the main focus of this report has an estimated capital cost of $110.0M to complete


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6.0     GEOLOGICAL SETTING

        The Paracatu mineralization is interpreted to be the result of mineral bearing solutions that flooded deformed, Upper Proterozoic phyllites forming a series of micro to macro scale quartz boudinage structures. The zone of enrichment at Paracatu has been traced for some 4km x 2km in extent and appears to be up to 150m thick in places.

6.1     REGIONAL GEOLOGY

        The mineralization is hosted by a thick sequence of phyllites belonging to the basal part of the Upper Proterozoic Paracatu Formation and known locally as the Morro do Ouro Member. The sequence outcrops in a northerly trend in the eastern Brasilia Fold Belt, which, in turn, forms the western edge of the San Francisco Craton. The Brasilia Fold Belt predominantly consists of clastic sediments, which have undergone lower greenschist grade metamorphism along with significant tectonic deformation.

        A series of east-northeast trending thrust faults are extensively developed along the belt. Metamorphic grade increases towards the west as the thickness of the fold belt increases. The timing of deformation is estimated at between 800-600 Ma during the Brasiliano orogenic cycle and the mineralization is believed to originate syngenetically with this period of deformation.

        A number of anomalous gold occurrences have been mapped in the area. Most are hosted in rocks similar to those being mined at Paracatu. Stratigraphic correlation between the know occurrences is difficult, largely as a result of fault offsets and lack of true marker units. It is not certain that these other mineralized occurrences are within the same stratigraphic horizon as Paracatu.

        Mineralization at Cabeca Seca and Luziania occurs along the same northwest linear trend as Paracatu. This trend defines a significant regional gravity anomaly.


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6.2     LOCAL GEOLOGY

        The phyllites at Paracatu lie within a broader series of regional phyllites. The Paracatu phyllites exhibit extensive deformation and feature well developed quartz boudins and associated sulphide mineralization. Sericite is common, likely as a result of extensive hydrothermal alteration of the host rocks.

        Primary sedimentary features and bedding planes are easily recognizable but are intensively deformed with development of thrusting, bedding plane thrusting, sygmoidal and boudinage structures as can be observed in Figures 6.2-1 and 6.2-2 below.


           FIGURE 6.2-1 A PICTURE OF A TYPICAL SULPHIDE MINERALIZATION
                             IN BOUDINAGE STRUCTURES






                                    [PICTURE]







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     FIGURE 6.2-2 A PICTURE OF SMALL SCALE THRUST FAULTING AT PARACATU MINE








                                    [PICTURE]









        Mineralization at Paracatu is related to a period of ductile deformation, associated shearing and thrust faulting. Overall, the sequence has been thrust to the northeast. Intense, low angle isoclinal folds are commonly observed. The mineralization plunges to the west-southwest at 15(degree) and there is secondary folding with axial planes striking to the northwest resulting in kink bands and egg box folds in some areas.

        The mineralization appears to be truncated to the north by a major normal fault trending east-northeast as mapped in Figure 6.2-3. The displacement along this fault is not currently understood but the fault is used as a hard boundary during mineral resource estimation. The current interpretation is that the fault has displaced the mineralization upwards and natural processes have eroded away any mineralization in this area.

        A known fault zone also defines the western boundary of the deposit. This fault has been interpreted to down fault mineralization to the west. The fault strikes


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        north-northwest and is believed to follow a linear topographic low along the Rico Creek valley.


        FIGURE 6.2-3: A MAP DEPICTING THE LOCAL GEOLOGY OF THE PARACATU DEPOSIT











                                    [PICTURE]











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6.3     DEPOSIT GEOLOGY

        The Paracatu mineralization is subdivided into 4 horizons defined by the degree of oxidation and surface weathering and the associated sulphide mineralization. These units are, from surface, the C, T, B1 and B2 horizons. Mining to date has exhausted the C and T horizons. The remaining mineral reserves are primarily hosted in the B1 and B2 horizons.

         FIGURE 6.3-1 A CHART DEPICTING THE PARACATU DEPOSIT MINERAL HORIZONS










                                    [PICTURE]









        Type C mineralization occurs at surface, extends to 20 - 30 meters from surface. Type C mineralization is completely altered with no remaining sulphides. It also features localized laterite development.

        The T horizon is generally only a couple of meters thick. It is varicoloured and is essentially demarking the transition from the C horizon to the B1 horizon.

        The B1 horizon is dark in colour and carbonaceous with less oxidation than the C horizon. Sulphides have been completely oxidized but some fresh sulphide material is visible in the quartz boudins.


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        B2 mineralization was originally described as un-weathered or fresh mineralization with primary sulphides. Recent work has led to the development of subdivisions within the B2 horizon based on arsenic content but also taking into account the relative concentrations of the various sulphide minerals present. The B2 horizon is divided into Calha and non-Calha mineralization based on the amount of arsenic present. Where the arsenic content is greater than 2500 ppm, the mineralization is classified as Calha. Where arsenic content is less than 2500 ppm, the mineralization is classified as non-Calha. The central section of the Calha lenses feature increased arsenic content ( greater than 4000 ppm) and intense deformation. These central areas are identified as Intensely Deformed Sulphide (IDS) mineralization.

        Figure 6.3-2 is a typical section showing the C, T and B1 mineral horizons overlying the Calha, (CL1-CL3) non-Calha (NC1 - NC3) and IDS
        (CL4) units of the B2 horizon. The 1-4 designator is reflective of differences in hardness as measured by Bond Work Index (BWI) measurements taken from drill cores.

         FIGURE 6.3-2 A CHART DEPICTING THE PARACATU B2 MINERAL HORIZONS






                                    [PICTURE]






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        There are additional, localized variations of the B2 mineralization, the most common of which are the Pyrrhotite and Galena B2 mineralization. Both are relatively rare. The Pyrrhotite B2 has been mapped in the central portion of the sequence, forming a 25 m thick zone characterized by coarse aggregates of arsenopyrite. The Galena B2 mineralization is rare and discontinuous, mapped as 1-2m thick units with high grade gold values that average 0.59g/t Au.

        The contact between unmineralized host rock (Type A) and the various mineralized horizons is gradational, occurring over a 10m wide zone that is characterized by arsenic values of 200-500ppm and up to 0.2g/t of gold.





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7.0     DEPOSIT TYPE

        The Paracatu deposit can be classified as a Carlin Type Deposit (CTD).

        Very fine, evenly distributed, micron gold (associated with sulphides) is finely disseminated throughout a thinly bedded phyllite (metamorphosed argillaceous sedimentary rock) of Upper Proterozoic age. Both the fine nature of the gold mineralization and its uniform distribution within the sedimentary host are typical of CTDs.

        Further support for the CTD classification relates to the close affinity of gold with pyrite and arsenopyrite as well as the presence of carbonates and carbonaceous minerals in the phyllites.

        The phyllites at Paractu are highly deformed as a result of tectonic processes. The originally sedimentary rocks have been successively altered by at least three phases of hydrothermal alteration that have remobilized gold within the original carbonaceous sediments.

        Gold mineralization at Paracatu was introduced by fluids rich in silica, iron, arsenic, gold, sulphur dioxide and lead that permeated phyllitic rocks in tectonic zones (thrust faults), during or shortly after a period of intense tectonic activity. The fluids appear to have migrated in a SW to NE direction. In the NE, the fluids encountered a quartzite cap (Morro do Ouro) that prevented further fluid migration resulting in the formation of the Paracatu deposit.

        Analysis suggests the sulphides exhibit relationships indicating at least three separate phases of hydrothermal activity.

        o An initial event rich in arsenic an gold occurred during the initial phase of a tectonic-metamorphic event

        o A second phase during the main tectonic event that introduced pyrite, pyrrhotite, chalcopyrite, sphalerite and galena with rare sulphosalts and gold, This also resulted in recrystallization of quart and carbonates manifested in the boudins at Paracatu. It's postulated that during this


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                phase, gold that was held in the crystal lattice of the
                arsenopyrite was released to re-crystallize at arsenopyrite grain boundaries.

        o A final phase (post deformational) that produced discordant quartz, carbonate and chlorite veinlets with lesser pyrite and pyrrhotite.














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8.0     MINERALIZATION

8.1     PETROGRAPHY

        The mineralization at Paracatu is indicative of metamorphic alteration of lower greenschist facies intensity. Early petrographic studies of the B1 mineralization indicated that quartz and sericite make up 80% of the rock mass. Carbon occurs in the form of a fine opaque dust disseminated within the individual sericite bands. Carbon content varies from 5-20%. Minor amounts of ilmenite,tourmaline, anatase, rutile and limonite are also commonly observed.

        In 2000, a suite of 50 samples of typical Paracatu mineralization were submitted for petrographic study. The samples were collected from different ore horizons, at different locations and at different depths from surface and are considered to be representative of the Paracatu mineralization.

        Results indicated that 60-90% of unoxidized phyllites were composed of quartz and sericite producing the distinctive banding noted. Individual bands typically are less than 2 cm in thickness.

        The phyllites also contain carbonate (calcite and ankerite) locally up to 20% and the same fine grained carbon noted in the previous petrographic work was also observed in the latter samples. Accessory minerals included muscovite, biotite, albite, tourmaline, ilmenite, chlorite, zircon and rutile.

8.2     SULPHIDES

        The amount of sulphides present typically doesn't exceed 3-4%. The most common sulphides observed are pyrite, arsenopyrite and pyrrhotite. Galena is relatively common and may be accompanied by sphalerite. Chalcopyrite occurs locally in fractures in the main sulphide minerals noted above.

        The sulphides typically occur as individual crystals or coarse crystalline aggregates.


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        Arsenopyrite is the most common sulphide and occurs as a fine grained
        (less than 1mm) to coarse grained (greater than 3mm) aggregates. Crystals up to 1 cm in size are not uncommon. Arsenopyrite crystals increase in size to the southwest.

        The mineralization at Paracatu exhibits distinct mineralogical zoning with the arsenopyrite content increasing towards the center and west and in the zones of intense deformation. Gold grades increase in lock step with the arsenopyrite so that the highest gold grades occur where arsenopyrite content is greatest.

        Pyrrhotite occurs in the western part of the deposit and gold grade are elevated where pyrrhotite increases. There is evidence for the existence of a high-grade pyrrhotite body at depth, which has been intersected in a number of drillholes.

        The paragenetic model proposed for Paracatu suggests that gold and arsenopyrite were introduced concurrently. This was followed by a period of tectonic activity that produced the deformation and remobilized the gold and arsenopyrite and introduced pyrite and pyrrhotite.

        The well-developed quartz boudins are found where the most intense deformation occurred and are believed to be the result of increased fluid flow with increased arsenic and base metal deposition originating from the hydrothermal system. Larger boudins formed in the coarser grained units of the original sedimentary host material. In the argillaceous units the boudins tend to be smaller (generally <2cm along the long axis) but more numerous.

8.3     GOLD

        Gold occurs either as free gold or electrum and typically does not exceed. Microscopic analysis indicates that 92% of the gold at Paracatu is free milling with less than 8% encapsulated by sulphide grains or silica.

        RPM examined 50 polished sections of Paracatu ore and identified 79 gold grains in 16 of the samples. 50 grains were associated with arsenopyrite either occurring on the grain boundaries or as inclusions. The remaining 29 gold grains were associated with pyrite.


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        No gold was observed with pyrrhotite and no gold was noted without sulphide.

        The gold grains varied from sub-rounded to highly irregular (angular). Typically, gold grains were less than 10 microns in size and occur on the sulphide grain boundaries as seen in Figure 8.3-1.

        FIGURE 8.3-1 PARACATU THIN SECTION GOLD ON ARSENOPYRITE GRAIN BOUNDARY










                                    [PICTURE]









        The gold varies in color from pale to deep yellow reflecting variation in the silver content.

        Another mineralogical assessment made by Rio Tinto in Bristol has analysed ore samples ground at a grinding size of 106 microns. 634 gold particles were identified, 27 % being bigger than 53 microns and 16 % bigger than 75 microns. These grains represented around 60 % of the total gold area of the samples. By


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        the same talk, only 7 % of the grains were bigger than 106 microns, but those represented 40 % of the total gold area of the samples.

        In summary, all mineralogical assessments conducted so far indicate that gold is associated preferentially with arsenopyrite. Gold is predominantly free milling and cyanidable. The majority of grains are ultrafine (less than 20 microns) but the few coarse grains that occur are responsible for the highest percentage of the contained gold in the ore.



















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9.0     EXPLORATION

        Rio Tinto was the first company to apply modern exploration methods at Paracatu. The initial production decision was based on a mineral reserve estimate based on 44 drill holes and 458 surface pits (25m maximum depth) testing the C and T ore horizons at Paracatu.

        The deposit, with the exception of the exploration permits west of Rico Creek, is currently drilled off on a nominal 100 x 100 meter drill spacing.

        The exploration history at Paracatu has evolved in lock step with the mine development. Initially, the exploration effort was focused on defining mineral reserves only within the C and T horizons only. As a result, the majority of the sample support was limited to within 25-30 meters of surface.

        As mining of the C and T horizons advance and the initial capital investment was recovered, the decision was made to evaluate the B1 horizon and exploration drilling was focused on defining the deposit through drilling only to the bottom of the B1 horizon.

        As more knowledge was gained through mining of the B1 horizon, the potential of the B2 horizon became increasingly important and exploration drilling was extended to test the entire thickness of the C, T, B1 and B2 horizons.

        As a result of the staged recognition of the mineral reserve potential at Paracatu, several drill holes do not test the entire thickness of the B2 horizon. RPM staff are aware of the information gaps and additional hole to fill in these areas are planned.

        Kinross considers the deepening of holes to test the entirety of the mineralized horizons at Paracatu to be an opportunity to increase the mineral resources and mineral reserves.


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10.0    DRILLING

        The current database at Paracatu includes 458 test pits (5,070 meters) and 671 drill holes (26,404 meters). Table 10.0-1 summarizes the drill database as of November 1, 2004.

                        TABLE 10.0-1 DRILL SUMMARY TABLE

        ------------------------------------------------------------------
           YEAR       TYPE       DIAMETER         NUMBER OF      TOTAL
                                                    HOLES        METERS
        ------------------------------------------------------------------
               1988 DD       6 inch                         26      1,014
               1989 RC       6 inch                         67      2,791
               1990 DD       6 inch                         15        604
               1992 DD       6 inch                        277      7,961
               1993 DD       6 inch                         36      1,858
               1994 DD       6 inch, HX/NX                 141      5,871
               1996 DD       6 inch                         31        920
               2000 DD       HX                             38      3,597
               2001 DD       HX                             40      1,788
        ------------------------------------------------------------------
        TOTAL                                              671     26,404
        ------------------------------------------------------------------

        Included in the drill hole totals are 67 reverse circulation drill holes that were drilled to test the mineralization. Assay results from the RC drill campaign were 25 - 30 % lower than results from twinned diamond drill holes. The observed bias is thought to be related to losses of gold in the dust that was produced during drilling, some of it being retained inside the drill hole. RPM typically excludes RC data where the data has been twinned by a diamond drill hole. Where holes have not been twinned, RPM includes the RC results in the mineral resource modeling process.

        Inclusion of the RC data during mineral resource estimation may have a conservative impact on mineral resource estimation.

        Until 1993, drilling and test pitting focused on the C and T horizons but since that time, drilling has been extended into the B2 horizon. Currently, the nominal drill spacing across the mineralized area roughly defines a 100 x 100 meter grid.


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        Definition of fault boundaries has led to a better understanding of the boundaries of the deposit and future drilling is planned to deepen existing holes rather than drill new areas around the periphery of the orebody.

        The estimated mineral resources and mineral reserves are restricted to lands controlled by RPM, predominantly in the form of the two current mining leases. Approximately 20% of the mineral reserves are on land where RPM holds an exploration license. RPM staff has consistently expressed the opinion that approval for a mining license for these exploration permits will not be problematic provided the established permitting process is followed.















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11.0    SAMPLING METHOD AND APPROACH

        Kinross has not completed a detailed review of the sampling methods used during exploration of the project. Verbal discussion with RPM staff has provided basic insights into the sampling methods used.

        It is Kinross' opinion that 16 years of production history at Paracatu has confirmed the accuracy of the exploration data far more accurately than any review of sample procedures and methods could ever hope to approach. The production data clearly indicates that the mineralization at Paracatu is generally free of any significant grade variability. It is therefore Kinross' opinion that there is no reason to suspect any problems with respect to the samples collection methods employed during exploration of the Paracatu mineralized horizons.

11.1    GOLD

        Core recovery from the diamond drill programs is reported to be excellent, averaging greater than 95%. RPM employed a systematic sampling approach where the drilling (and test pitting) were sampled employing a standard 1.0 meter sample length from the collar to the end of the hole.

        All samples were marked up and collected by geologists or technicians employed by RPM.

        It was standard practice to send the entire core for analysis after the core had been logged and photographed. This procedure is not uncommon in deposit with a low average grade and good grade continuity. Kinross does not consider the sampling of whole core to be a concern especially when viewed in light of the property's production history where typically, actual production is well within 5% of estimated annual gold production.

11.2    BULK DENSITY

        Bulk density analyses have been completed at various times throughout the exploration and development of the project. The original values were based on


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        the results of samples collected from the surface test pits. Mining of the deposit indicated that the bulk density values were low so efforts were made to obtain a more representative number.

        Changes were made to the calculation methodology and a linear regression method was employed up to 1999. Reconciliation to actual production statistics indicated problems with the density calculations and a study was commissioned to examine the bulk density estimates.

        Rio Tinto Technical Services Ltd (RTTSL) developed a new method that combined statistical evaluation of near surface sampling for the C, T and B1 horizons with a linear regression approach for the data within the B2 horizon in those areas where deep drill coverage was limited. This new method has improved reconciliation relative to the actual mill production to within 1.5% of the predicted tonnage figures.

        Density calculations are carried out at two stages in the mineral resource estimation process. During evaluation drilling, samples of core are measured using the water displacement method. This method is appropriate for the B2 horizon but likely inappropriate for the C. T and B1 horizons.

        In situ density measurements are taken by extracting a 30cm cubic block from the upper level of a bench. Generally two samples are taken and averaged to give a value for the bench. The results from these samples will not take into account any variations with depth and the SG determination at the top of the bench is applied through the entire depth of that bench.


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12.0    SAMPLE PREPARATION, ANALYSES AND SECURITY

        The sample preparation flow sheet is presented in Figure 12.0-1 below.

        Prior to the start up of the mine, all samples were shipped to independent analytical labs in Brazil for analysis. Kinross has not investigated the labs used to analyze the samples and therefore cannot comment on the certification of any of the labs involved.

        After construction of the mine, all samples were processed at the on site lab by RPM employees. The RPM lab is not an internationally certified analytical facility.

        As with the sample collection methods, Kinross is not concerned about the certification of the historical assay labs used to analyze the samples from Paracatu. Production data from the mine certainly supports the conclusion that there is gold mineralization at Paracatu in sufficient quantities to be profitably extracted. The current resource and reserve estimates do not hypothesize any dramatic increases in grade or propose any dramatic changes in the distribution of gold within the system.

        Assaying is completed on 50 g sample aliquots with a total of six (6) analyses completed for each sample. A sulphur assay value is determined for each sample. Additional elements assayed are arsenic, copper, lead, zinc, manganese, cadmium and silver.


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                FIGURE 12.0-1: A SAMPLE PREPARATION FLOW DIAGRAM













                                    [PICTURE]













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12.1    QUALITY CONTROL, QUALITY ASSURANCE

        Quality control and quality assurance programs were limited during the exploration at Paracatu. The dominant quality control procedure involves the use of inter-laboratory check assays comparing results from RPM's analytical lab to Lakefield Research in Canada. Additional check assay work is carried out at the Anglo Gold laboratories in Brazil (Crixas and Morro Velho).

        Currently, inter-laboratory checks are run against all RPM's samples including flotation rejects (low grade), geology samples (intermediate grade) and hydromet plant samples (high grade).

        Apart from the interlab checks, the RPM lab procedure includes insertion of certified analytical standards and blanks. At least one blank and standard are inserted with each batch of samples analyzed. Results are statistically analysed and if they lie outside the determined boundaries, all the samples within the batch are repeated. Other checks are also conducted throughout the fire assay process, such as lead recovery to the buttons and silver recovery for the prills. If recoveries are below the criteria, the analyses are repeated.

        Finally, RPM uses a certified international standard sample for checking the integrity of the fire assay process whenever the criteria described above are not met.

        Historically, inter-laboratory checks have been carried out in 1991, 1997 and 1999/2000. Results from the inter-laboratory check assaying have not been reviewed by the author.

        However, the production history and the detailed reconciliation data between the reserve estimates and the actual mine production would suggest that there is little reason for concern.


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13.0    DATA VERIFICATION

        Kinross has not completed any independent verification routines against original data sources. Discussion with RPM staff indicates that rigorous data verification procedures were instituted by Rio Tinto from the onset of exploration.

        Rio Tinto also completed regular reserve audits of Paracatu. There is no record of any serious flaws in the reserve audit process.

        Paracatu's production history suggests that the accuracy of the data is beyond reproach. Kinross has reviewed the production accounting records in detail and have found these to be exceptionally detailed and thorough. Kinross is confident that the production reconciliation data is accurate and indicative of the performance of the reserve estimate.

        Table 13.0-1 summarizes the production reconciliation for the period 1990 to 2003.

                 TABLE 13.0-1 PARACATU PRODUCTION RECONCILIATION

----------------------------------------------------------------------------------------------
            YEAR              1990    1991    1992    1993    1994    1995    1996
-------------------------------------------------------------------------------------
Reserve Grade (Au g/t)         0.652   0.631   0.590   0.517   0.485   0.505   0.519
Actual Grade (Au g/t)          0.644   0.613   0.575   0.499   0.497   0.492   0.502
Mine Call Factor               0.988   0.971   0.975   0.965   1.025   0.974   0.967
----------------------------------------------------------------------------------------------
            YEAR              1997    1998    1999    2000    2001    2002    2003    TOTAL
----------------------------------------------------------------------------------------------
Reserve Grade (Au g/t)         0.486   0.514   0.472   0.467   0.471   0.438   0.446  0.517
Actual Grade (Au g/t)          0.465   0.482   0.453   0.473   0.449   0.483   0.438  0.508
Mine Call Factor               0.957   0.938   0.960   1.013   0.953   1.103   0.982  0.984
----------------------------------------------------------------------------------------------


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14.0    ADJACENT PROPERTIES

        There are no other producing mines near the Paracatu mine. Regional exploration by Rio Tinto did not identify any additional potential in the immediate vicinity of the mine. Fazenda Lavras is a gold prospect located approximately 13 km from Paracatu. It has some similarities with the Paracatu deposit but it is not in production.

















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15.0    MINERAL PROCESSING AND METALLURGICAL TESTING

        The existing process plant at Paracatu has operated continuously since 1987. As of December 31, 2003, average mill recovery was 77.4%. A detailed discussion on the existing process facilities is presented in
        Section 20.0 of this report. The resource and reserve estimates summarized by this report are related to Expansion Plan III, approval of which calls for the installation of an in pit crushing and conveying system, 38 foot diameter SAG mill and modification to the existing process facility.

        Table 15.0-1 summarizes the average annual metallurgical recoveries of the flotation and hydrometallurgical process as well as the average global plant recovery.

            TABLE 15.0-1 PROCESS PLANT METALLURGICAL RECOVERY SUMMARY

------------------------------------------------------------------------------------------------------------
YEAR                                          1987  1988   1989   1990   1991  1992   1993   1994    1995
------------------------------------------------------------------------------------------------------------
Hydromet Recovery (%)                        NA      95.1   97.4   97.5   99.1  99.2   99.2   99.2     99.2
Flotation Recovery (%)                       NA      83.8   84.8   84.6   83.7  83.7   81.8   79.5     76.4
------------------------------------------------------------------------------------------------------------
GLOBAL METALLURGICAL RECOVERY (%)              59.0  75.7   82.4   82.7   83.3  83.2   81.4   78.8     75.8
------------------------------------------------------------------------------------------------------------
YEAR                                          1996  1997   1998   1999   2000  2001   2002   2003   TOTAL
------------------------------------------------------------------------------------------------------------
Hydromet Recovery (%)                          99.3  97.5   92.2   94.3   96.2  96.7   97.1   96.8     96.9
Flotation Recovery (%)                         76.7  75.6   77.9   77.8   78.8  80.9   81.3   79.1     79.6
------------------------------------------------------------------------------------------------------------
GLOBAL METALLURGICAL RECOVERY (%)              76.0  73.7   71.8   73.4   75.8  78.3   79.0   76.6     77.4
------------------------------------------------------------------------------------------------------------

15.1.1  IN PIT CRUSHING AND CONVEYING

        An in pit crushing and conveying system (IPCC) has been recommended by RPM staff as an integral component to Expansion Plan III.

        The IPCC is sized to treat 4300 tph of run of mine (ROM) ore. To meet this specification, RPM estimates the system must average 80% availability. The system consists of a primary feed hopper which can be fed from three sides by trucks up to 150 tonnes in size. ROM ore will be feed by apron feeder to a MMD-type, twin shaft sizer to be reduced to 80% passing 200 mm.


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        The MMD sizer is the industry standard for limestone quarry operations
        (WI=12.0) and is considered adequate to treat the harder B2 ore type in the reserve inventory. Samples of the hardest B2 ore were sent to the manufacturer for testing that indicated that the ore hardness was not an issue but the abrasive nature of the ore may increase cost due to faster wear. The Feasibility Study considered the additional wear factor.

        The ore will be transported by a 1.5 km long, 1.8 meter wide conveyor to a 7150 tonne silo. Two 1800 mm apron feeders will draw ore from the silo for feeding the SAG mill. Each feeder is capable of providing 100% of the SAG feed requirement.

        Expansion Plan III proposes to route excess capacity from the MMD sizer to two, 250,000 tonne capacity stockpiles which act as buffer feed sources during the rainy season when rainfall reduces mining efficiency in the pit and will also avoid production disruption during the IPCC system downtime for maintenance.

15.1.2  SAG MILL

        Expansion Plan III calls for the installation of a 38 foot diameter SAG mill operating in closed circuit producing a product with a specification of 80% passing 213 microns at a WI of 8 kWh/t. Mill throughput will average 6000 m3 per hour (3700 tph).

        Both the SAG mill manufacturer and independent consultants, considered as experts in the field, have verified the SAG mill sizing and throughput assumptions in the Feasibility Study. The SAG mill will have a 20 MW wrap around motor with a normal draw of between 14 and 15 MW.

        Several SAG mills of this size have been placed into operation but the planned throughput rate and product size proposed for Expansion Plan III are both on the high end of the scale. The aggressive throughput rate and final product specification is well supported by extensive pilot plant test work completed by RPM. This work confirmed that the Paracatu ore naturally produces a product with a size of 200 - 250 microns at very low power inputs.


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        In evaluating the installation of the SAG mill and considering the very high flow rates, the Feasibility Study examined all potential impacts on SAG mill efficiency. One area of concern is that at the proposed flow rates the SAG mill will not be able to adequately handle the recalculating load from the cyclones which has the potential to cause slurry pooling and or slurry spillage. Slurry pooling reduces mill efficiency resulting in decreased mill power and loss of throughput. Spillage from the feed end can damage bearings, generates housekeeping issues and may also impact throughput.

        Calculations were completed that determined the maximum flowrate that could be handled by the SAG mill. It was concluded that as long as sufficiently large pulp lifters were installed then the possibility of slurry pooling was eliminated. The calculations used to evaluate the SAG mill flowrates have a precision of +/- 10% so slurry pooling may still occur. However, the pilot plant studies were cognizant of this issue and the closed circuit runs of the pilot plant were completed under slurry pooling conditions to evaluate the impact on mill performance. Based on the pilot plant results, the impact of slurry pooling is limited. At worst, if slurry pooling does occur, the mill structure and motor were sized to be able to operate at higher ball charges (up to 18%), which will draw the required power even with at slurry pooling conditions.

        As for the potential for feed end slurry spillage, proper design and engineering can mitigate the potential impact of this effect.

        The Feasibility Study included allowances for the installation of a pebble crusher in the future if operational experience indicates it is necessary.

15.1.3  MODIFICATIONS TO THE EXISTING PLANT

        Expansion Plan III does not require any changes to the existing Grinding, Flotation or Hydrometallurgical circuits.

        There are additions to the Gravity circuit, specifically, the planned addition of additional jig capacity or alternatively, large capacity
        (XD70) Knelson concentrators or some combination of both. Metallurgical testwork on B2 ores indicates improved gold


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        recoveries result from both jigs and Knelson concentrators. Initial testwork focused on evaluated the impact of changes to the operation of the jigs in the existing plant. Due to changes in the physical operation of the jigs, recovery improved by an average of 12%. Further recovery improvement were realized through the use of Knelson concentrators that have the capability of recovering fine gold (200 mesh) that jigs are incapable of recovering.

        In Q2, 2004, a Knelson XD-70 was installed at Paracatu to test its impact within the existing mill circuit. Results will continue to be evaluated so that the final configuration of the gravity circuit will be optimized once Expansion Plan III is approved.

15.1.4  EXPANSION PLAN III METALLURGICAL TESTWORK

        The testwork supporting the installation and operation of the SAG mill resulted largely from a series of 64 pilot plant tests on the Paracatu ores. The tests were run on 1500 tonnes of Paracatu ore with WI's ranging from 5.5 to 12.0 kWh/t. In all, six different ore types were processed through a Koppers 6x2 foot SAG mill that was leased from CETEM, Rio de Janeiro, Brazil . The pilot plant operated from April 2002 to February 2003. A staff of two process engineers, 3 technicians and 10 labourers were permanently assigned to the pilot plant operation.

        The pilot plant testwork and analysis of the results were all completed under the supervision of a team of recognized expert in the filed of SAG mill design and operation. These experts were:

        o       Mr. Anthony Moon, Rio Tinto Technical Services;

        o       Dr. Steve Morrell, SMCC and

        o       Mr. George Grandy, Akeer-Kvaerner.

        o       Dr Homero Delboni Jnr, University of Sao Paulo


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        The pilot plant test work evaluated ores independently as well as composite ores formed by blending the available ore types together to produce a representative blend of future mill feed.

        Specific details on the pilot plant testwork are included in the Feasibility Study. The results were reviewed by Dr. Morrell and Mr. Grandy who independently concluded that a 38 foot diameter SAG mill with a 3700 tpd throughput rate would be best suited to process the Paracatu ores.

        Figure 15.1.4-1 presents a graph showing mill throughput related to the ore hardness. At an average ore hardness of 8.0 (Feasibility Study design criteria), the SAG mill has a maximum throughput of slightly more than 3700 tph.

              FIGURE 15.1.4-1 SAG MILL PERFORMANCE CURVE (MORRELL)







                                    [PICTURE]







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        Mineralogical studies carried out at the JKMRC-MLA laboratories in
        Australia have shown that a large part of the Paracatu plant gold losses were associated with mixed particles of arsenopyrite with gold. Figure 15.1.4-1 illustrates a typical occurrence.

                  FIGURE 15.1.4-1 A PICTURE OF TYPICAL GOLD ON
                         ARSENOPYRITE GRAIN BOUNDARIES







                                    [PICTURE]









        The relatively large natural size of the arsenopyrite crystals in the deposit makes them readily recoverable by gravity concentration. The JKMRC-MLA mineralogical study showed that at 65 mesh, 90 % of the arsenopyrite crystals are liberated. Consequently, the pilot plant incorporated gravity concentration equipment into the grinding circuit to obtain better data on potential treatment methods of the high-arsenic "calha" ores. These


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        ores in particular have proven to be difficult to treat by flotation alone in the actual milling process.

        Initially a Denver duplex 8 x12 inch jig was placed in the SAG mill discharge and even although it was grossly overloaded in this duty (over 60 tonnes per metre squared per hour) it showed recovery levels of 25 % of gold and 50 % of arsenic from T5 type calha ore. This initial result indicated quite clearly that arsenopyrite was being liberated in the 200 to 500 micron range where a jig concentrator is particularly effective.

        A much larger Pan-American jig and a Knelson concentrator were then used in the same duty with relative success. It was then decided to complete the circuit by installing a 3 x 3 foot ball mill to regrind SAG mill product to flotation size (p80 of 75 microns) and install a bank of four Outokumpu 4 R flotation machines (36 cubic feet each) to give a simulation of the final recovery that could be achieved by incorporating extra jigging capacity in the existing industrial flotation plant.

        A total of 18 completed test runs comparing final circuit flotation tailing with and without jigging for similar ore blends in the circuit showed that in every single case the results with jigging were superior. The average reduction in final gold tailing went from 0.120 g/t without jigging to 0.071g/t with jigging, a gain of 11% in recovery based on the average 0.43 g/t head value.

        Since gravity concentration in the Expansion Plan III will take place treating two distinct phases, a coarse phase within the SAG circuit and a fine phase after transfer to the ball mill circuit, there is every reason to expect better overall gravity recovery in the SAG mode. The advent of the Knelson XD-70 concentrator which will specifically target the minus 200 mesh gold in mill circulating loads which the jigs do not catch is expected to further increase this differential.

        Plant recoveries for both the SAG and the base case are presently predicted to be the same and are estimated on the basis of calha content and IDS calha content in each block together with an allowance for the gains by improved gravity recovery. Gold recovery projections are based on 80.39% for CTB1B2 ore blends and 75% for ore


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        blends containing higher calha content (B2 ore with high arsenopyrite levels). Average annual plant gold recovery is estimated to increase from 77% in 2005 to over 79% from 2009 onwards.






















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16.0    MINERAL RESOURCE AND RESERVE ESTIMATES

        The mineral resource model for Paracatu is interpreted and estimated using Gemcom software. The model is updated as required to reflect any new drill results or changes in geological interpretation. The last mineral resource model update was completed in 2001.

        Mineral reserves are estimated based on results obtained from a proprietary software program developed for RPM and known as Mine Sequence Optimization (MSO). The program was developed for Paracatu by Dr. Miguel Armony, a Brazilian physicist and geostatiscian. MSO works on a floating cone algorithm similar to the Lerchs-Grossman algorithm.

16.1    MINERAL RESERVE AND RESOURCE STATEMENT

        The proven and probable mineral reserve estimate for Expansion Plan III is presented below in Table 16.1-1. The estimate is based on 100% Kinross ownership of the asset, a gold price of $US 400 per ounce, a foreign exchange rate of 3.13 Brazilian Reais per $1.00 US, RPM's 2004 life of mine plan and production depletion to November 25, 2004.

             TABLE 16.1-1 MINERAL RESERVES AT $400 GOLD PRICE AS AT
                               NOVEMBER 25, 2004

--------------------------------------------------------------------------------------------------------------------
   PROVEN                                 PROBABLE                                     PROVEN AND PROBABLE
--------------------------------------------------------------------------------------------------------------------
    tonnes       Grade         Gold        tonnes       Grade        Gold        tonnes       Grade        Gold
  (x 1,000)     (Au g/t)     (ounces)     (x 1,000)   (Au g/t)     (ounces)     (x 1,000)   (Au g/t)     (ounces)
--------------------------------------------------------------------------------------------------------------------
    342,808          0.40   4,366,000        215,966       0.40     2,751,000      558,775       0.40     7,117,000
--------------------------------------------------------------------------------------------------------------------

        The measured and indicated mineral resource estimate for Expansion Plan III is presented below in Tables 16.1-2. The measured and indicated mineral resources are reported exclusive of the proven and probable mineral reserves reported in Table 16.1-1. The estimate is based on 100% Kinross ownership of the asset, a gold price of $US 450 per ounce, a foreign exchange rate of 3.13 Brazilian Reais per $1.00 US and a $US 450


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        pit optimization completed by Kinross Technical Services on November 25,
        2004. The resource model was provided by RPM and is the same model on which the mineral reserve estimate was based. Pit slope assumptions are consistent with RPM's assumptions. Operating costs used in completing the pit optimization were consistent with operating costs estimated in the Expansion Plan III Feasibility Study.

        TABLE 16.1-2 MINERAL RESOURCES AT $450 GOLD PRICE (EXCLUDING RESERVES)
                            AS AT NOVEMBER 25, 2004

------------------------------------------------------------------------------------------------------------------------
  MEASURED                               INDICATED                                     MEASURED AND INDICATED
------------------------------------------------------------------------------------------------------------------------
    tonnes       Grade         Gold        tonnes       Grade        Gold        tonnes         Grade          Gold
  (x 1,000)     (Au g/t)     (ounces)    (x 1,000)    (Au g/t)     (ounces)     (x 1,000)     (Au g/t)       (ounces)
------------------------------------------------------------------------------------------------------------------------
            -           -               -   105,234         0.33    1,122,000      105,234           0.33     1,122,000
------------------------------------------------------------------------------------------------------------------------

        The mineral resources and mineral reserves estimates have been prepared by Wes Hanson, P.Geo, Kinross' Director of Technical Services.

        There are two factors affecting the mineral resource and mineral reserve estimates noted above.

        Approximately 35% of the mineral resources and mineral reserves lie below the current water table. Permits to mine below the water table have not been issued. RPM has indicated that there is reasonable certainty that the permits can be obtained without any significant issues or delays.

        Approximately 20% of the mineral resource and mineral reserve estimates are located on the exploration licenses west of Rico Creek. The mineral rights to these lands are controlled by RPM through the exploration permits. Permits to allow mining have not been granted. RPM has indicated that the necessary permits can be obtained once the decision to mine the reserves on these exploration permits has been confirmed. There is no reason to suggest that the necessary permits will be denied.

        It is important to note that approximately almost all of the mineral resources and mineral reserves contained in the exploration leases would also lie below the water table.


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16.2    HISTORICAL ESTIMATES

        The reserve history at Paracatu indicates continuous growth of the reserve base reflecting increased geological knowledge and improved process efficiencies. Figures 16.2-1 and 16.2-2 are graphs that show the changes in mineral reserve tonnages and contained ounces from the start of commercial production until December 31, 2003.

         FIGURE 16.2-1 A TABLE DEPICTING PARACATU MINE RESERVE TONNAGE -
                                HISTORICAL CHART








                                     [TABLE]









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FIGURE 16.2-2 A TABLE DEPICTING PARACATU MINE RESERVE OUNCES - HISTORICAL CHART







                                     [TABLE]







        The historical resource and reserve estimates for Paracatu have been classified according to the JORC Code. There is no differences between the JORC resource and reserve estimates and the CIM classification described in this report.

16.3    MODELING METHODOLOGY

16.3.1  OVERVIEW

        Mineral reserves for Paracatu are estimated based on results of the MSO floating cone optimization of the mineral resource model. The Paracatu mineral resource model was last updated in 2001. No additional information has affected the model other than production depletions since the last update.

        The mineral resource model is developed according to generally accepted industry best practices. The resource model is developed in Gemcom. The procedures and


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        methodology used to estimate mineral resources are described in the following sections of the report.

16.3.2  GEOLOGICAL INTERPRETATION

        The mineral resource model for Paracatu is developed from a series of NW-SE oriented drill sections on which all exploration results have been plotted. The sections are used to define the contacts between the various ore types and horizons.

        Major fault zones are interpreted from section to section, typically as a linear feature.

        Sulphur values from the drill core analyses are used to refine the B1-B2 contact which is also interpreted on individual sections as a linear feature.

        Calha, non-Calha and IDS ore types are outlined on section based on the arsenic results. The outlines are stored as closed polygons.

        Grade shells of 0.20 and 0.30 g/t are used to differentiate between oxide and sulphide ore. The use of a grade shell is not rigid and the grade shells often incorporate gold grades less than the rough cutoffs noted. The grade shells are saved as closed polygons.

        All information is digitized and imported into Gemcom mine modeling software. Gemcom is used to convert the sectional polygons and lines to three-dimensional wireframes and surfaces representing the ore units and features that have been interpreted on section.

16.3.3  SAMPLE ANALYSIS

        The 1.0 meter sample data are extracted and grouped by using the wireframes to cip out the sample data. Statistical analysis of the 1.0 meter samples indicates that the Paracatu deposit has a relatively uniform grade distribution with very few high grade outliers. The homogeneity of the gold mineralization is one of the benefits at Paracatu. Gold grades have excellent lateral continuity with very little variation. This feature is even more obvious when considering results by individual rock type.


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        In general, review of the Paracatu data indicates that less than 5% of the total population returned values in excess of 1.00 g/t Au. The majority of gold grades lie between 0.3 and 0.7 g/t Au.

        Assay data is typically examined using the following six major groupings representing the main geological subdivisions interpreted from section:

        o       C+T +B1 external (external to the sulphide outline)

        o       C+T+B1 non-Calha

        o       C+T+B1Calha

        o       B2 non-Calha

        o       B2 Calha

        o       B2 IDS

        Review of the basic statistics of these zones confirms that grade variability does not appear to be a significant issue.

16.3.4  COMPOSITING

        After reviewing the statistics of the raw data, the 1.0 meter samples are composited into 4.0 meter intervals. Compositing uses a downhole compositing routine where the composites start at the drill hole collar and progress downwards in 4 meter intervals to the end of the hole. The 4,0 meter composite length is equivalent to half the planned mining bench height.

        The composite data is then extracted using the same geological wireframes used to evaluate the raw 1.0 meter sample results. Each composite is coded according to the geological unit.

        Any composite less than 2.0 meters in length are discarded and any duplicate (twinned) composites are also discarded.


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        Composite statistics are evaluated in exactly the same manner that the
        1.0 meter sample data was evaluated as a check against any introduced error resulting from the compositing process.

16.3.5  GRADE CAPPING

        Grade capping is not employed at Paracatu. High grade results occasionally occur in the 1.0 m sample results. These results are diluted when the 8.0 m composite samples are calculated which reduces the influence of the individual high grade results.

16.3.6  GEOSTATISTICS

        The 4.0-meter composites are then subjected to geostatistical analysis. Directional semivariograms are evaluated in three dimensional space to determine the major, semi-major and minor axes and the influence of individual composites.

        At Paracatu, the C+T+B1 ore is best estimated using an omni-directional semi variogram. The B2 horizon is best estimated using and anisotropic semi-variogram with the major axis orientated with a dip of 5(degree) at an Azimuth of 225(degree).

16.3.7  BLOCK MODEL

        The block model is created using a two-step process. First, a block model with a 50 x 50 x 8 meter (x,y,z) block dimension is coded using the same geological wireframes used to evaluate the sample data. The percentage of each lithology within a block is stored in the model blocks to allow for grade estimation later in the process.

16.3.8  GRADE INTERPOLATION

        Gold grades are interpolated using Ordinary Kriging. Each geological unit is estimated independently and the average weighted grade is calculated from the percentage of each lithology within a block. As previously noted, grade capping is not employed at Paracatu however the influence of high grade composites (greater than 0.80 g/t) is reduced.


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        An octant search is used in all cases for grade interpolation and a maximum of three adjacent samples are used from the same borehole.

16.3.9  SPECIFIC GRAVITY

        A specific gravity value is estimated for each model block based on sample results and a linear regression method related to the depth of the sample from the pre-mining topographic surface. The estimation is based on a straight regression analysis that has been proven accurate based on mine production statistics.

16.3.10 ORE HARDNESS

        Each model block is assigned an ore hardness based on the results of the BWI analyses.

16.3.11 RESOURCE CLASSIFICATION

        Paracatu has historically reported resources and reserves under the JORC Code. JORC is essentially identical to the CIM Standards which are the required reporting format under Canada' National Instrument NI-43-101.

        The classification of the mineral resource uses a combination of geostatistical methods and manual checking.

        The initial step is to combine the 50 x 50 x 8 meter blocks into much larger 100 x 100 x 16 meter blocks to better reflect the scale of the mining operation. Using multiple-indicator kriging, the conditional cumulative distributions of gold values are computed for the larger model blocks and each ore unit. This data is then used to estimate the standard errors in gold grade which are used to classify the smaller constituent 50 x 50 x 8 meter model blocks.

        The standard error value and the search radius used for the interpolation are then used to classify the block. For blocks that are considered 100% mineralized, they are classified as Measured if their standard error is less than 20% combined with search


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        radii of 300 x 300 x 10 m (x,y,z). Blocks are Indicated if their standard error is between 20% and 30% using the same search distances and Inferred if their standard error is greater than 30%. For partial blocks with search distances of 600 x 600 x 10 m the classification depends on the percentage of the block that is considered ore. The classification is then checked manually to determine any blocks which may require re-classification if the geologist feels that grade and/or geological continuity warrants an increase or decrease in confidence of the block value.

        Any block that does not contain a drill intersection and is therefore not sampled, is not included in the Mineral Resource Statement.

16.4    PIT OPTIMIZATION

        The measured and indicated resource block model is exported the MSO optimization package for analysis.

        Cost data is fed into the MSO optimization to evaluate the profitability of individual model blocks. Pit slope criteria is also input into the optimizer to limit pit wall slopes. For the Feasibilty Study of Expansion Plan III a conservative pit slope of 45(degree) has been assumed.

        The operating costs for the Expansion Plan III were developed by RPM staff as part of the Feasibility Study. Operating costs were split into fixed and variable components as per the standard RPM approach.

        The following costs were estimated for the first full year of production with the SAG mill in place. The increasing ore hardness will likely result in increased costs over the mine life. These costs are accounted for during Whittle optimization by employing a mining cost adjustment factor during optimization.


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        Mining costs                                         $0.264 / tonne

        Process costs                                        $1.003 / tonne

        Maintenance costs (mine, plant, site)                $0.307 / tonne

        G&A costs (Admin + HSE)                     $0.153 / tonne

        TOTAL COST                                           $1.727 / TONNE

        Later in the mine life as harder ore is exposed it will be necessary to drill and blast the ore at Paracatu. The MSO includes a cost escalation factor related to blasting assuming contract drilling and blasting. The estimated costs are $0.250/ tonne. It is estimated that only 30% of the material will require blasting.

        The optimization program calculates an economic break even cutoff grade based on the cost, gold price, foreign exchange rates and metallurgical recoveries assumed during the optimization.

        Cutoff grades are calculated as per the following:

        COG = total operating cost / ((price per ounce/31.1035 g /oz) * process recovery)

        Based on the costs and equation described above, the cutoff grade for Paracatu will be:

        $1.727/(($400/31.1035)*0.79) = 0.170 g/t

        The cutoff grade excluding drilling and blasting costs would be:

        $1.607/(($400/31.1035)*0.79) = 0.158 g/t

16.4.1  RESERVE ESTIMATION

        The reserves for Expansion Plan III are essentially the bench by bench totals of the mining benches defined by the MSO program. A detailed pit design has not been applied to the optimized pit shells largely due to the fact that the majority of the mining benches are open cuts as opposed to an open pit.


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        As noted above, only measured and indicated resource blocks are exported to the MSO program. This approach is consistent with both JORC and the CIM requirements.

        Measured blocks convert to proven reserves; indicated blocks convert to probable reserves.

        The reserves must meet the following requirements:

        o They must lie within either the mine lease or permitted exploration areas;

        o They must be physically mineable (i.e. within the optimized pit limits) and

        o They must be profitable when evaluated against the costs of extraction (capital as well as operating).

        The conditions noted above are slightly different from Rio Tinto's guidelines in that reserves from the exploration licenses are reported and the requirement that all blocks must be immediately available for mining has been eliminated.

        Kinross' discussions with RPM's Technical staff indicate that they are very confident that the surface rights to the exploration leases can be obtained without difficulty. As a result, Kinross supports the decision to convert the previously classified measured and indicated resources in this are to proven and probable reserve status is justified.


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17.0    OTHER RELEVANT DATA AND INFORMATION

        This section is not applicable to the Paracatu mine.





















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18.0    INTERPRETATION AND CONCLUSIONS

        The Paracatu mine is a well-managed operating gold mine with a long history of meeting production schedules and quotas. The information presented in support of Expansion Plan III is well organized, thorough and complete.

        Historical production statistics clearly indicate that the sample density is sufficient to accurately estimate the grade of the deposit; a fact proven by the close agreement between predicted and actual grades during the period the mine has been in operation.

        There are two exploration opportunities that should be examined by Kinross. The first involves targeted drilling to upgrade inferred resources to measured and indicated. The second involves additional targeted drilling to ensure the entire thickness of the mineralized horizon is tested. Some of the earlier drilling at Paracatu was stopped short of the B2 ore limit. This infill drilling would also provide an opportunity to twin the remaining reverse circulation drill holes that may be imparting a low-grade bias during mineral resource estimation.


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19.0    RECOMMENDATIONS

        Based on the pilot plant test results and feasibility level engineering work, RPM staff have recommended that approval for Expansion Plan III be granted. Kinross has reviewed the data and conclusions presented by RPM and are in agreement with their recommendation to proceed with the planned expansion. Approval is of course contingent on completion of the purchase of Rio Tinto's interest in RPM.












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20.0    ADDITIONAL INFORMATION FOR OPERATING PROPERTIES

20.1    PROCESS PLANT

        Figure 20.1-1 is a simplified flowsheet of the current process plant. The production statistics in the flowsheet are budget estimates only.

         FIGURE 20.1-1: A SIMPLIFIED FLOWSHEET SHOWING EXISTING PARACATU
                                  PROCESS PLANT







                                   [FLOWSHEET]






20.1.1  CRUSHING

        Typical run of mine ore is about 80% passing 70mm. The current plant features four separate crushing lines, three of which are operated at one time while the fourth is on standby or down for scheduled maintenance. Three crushers provide a crushing rate of 800 tonnes per hour (tph). Each circuit consists of a primary impact crusher followed by a secondary cone crusher. The final crushed product has a specification of 80% passing 10 mm.


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        The crushed product feeds to a 5000 tonne fine ore bin. Two feeders from the fine ore bin transfer the ore to one of two blending bins that feed into the grinding circuit.

20.1.2  GRINDING CIRCUIT

        The existing grinding circuit features four separate process streams consisting of a single stage ball mill (1800 kW) which are fed at a rate of 600 tph from the two blending bins. The ball size is 60 mm diameter with consumption of 300 g/t. The ball mills operate in closed circuit with 500mm hydrocyclones.

        A fifth ball mill is used for regrinding a portion of the circulating load.

        The final product specification from the grinding circuit is 80% passing 75 microns (200 mesh).

20.1.3  GRAVITY CIRCUIT

        The current mill circuit includes sixteen jigs that are set up as part of each grinding line. The jigs are fed with a portion of the circulating load from the grinding circuit.

20.1.4  FLOTATION

        The flotation circuit features three stages, flash, scavenger and cleaner. Product from each grinding line is fed to four flash flotation units for gold and sulphide recovery. All flotation reagents are added in the flash flotation stage and include: Mercapto, MIBC and Dow froth. Approximately 60% of the flotation gold recovery occurs in flash flotation + jig circuit. The remaining 20-25 % occurs in the scavenger circuit.

        The scavenger units are 120 m3 WEMCO cells.

        40 % of the flotation tails are thickened to 42 % solids in two 70m diameter thickeners, which joins with the other 60 % at 30% solids and are sent to the main tailings pond.


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20.1.5  HYDROMETALLURGY PLANT

        Two separate concentrate products are sent to the hydrometallurgical plant, a jig concentrate and a cleaner concentrate, which cleans the flash flotation and scavenger flotation concentrates. All three average roughly 20-30 g/t gold.

        Concentrates are first reground in two parallel mills to a size of 90% passing 325 mesh. The concentrates are then processed in a Knelson concentrator in line with the regrind mills, recovering approximately 20% of the contained gold. The Knelson concentrate is directed to a bank of shaking tables and then on to the smelting furnace.

        The reground sulphide concentrate is thickened to 45% solids in two 15m diameter thickeners prior to leaching. The thickened concentrate product is leached in eight, 300 m3 CIP tanks. Oxygen is injected in to the first tank to reduce cyanide consumption. Activated carbon is added to the leaching tanks (configuring a CIL circuit) to collect gold from the solution. Loaded carbon is produced from the first CIL tank.

        The loaded carbon is stripped in two, 3 tonne Zadra process elution columns at 1300 C using a caustic soda solution. Gold is precipitated onto steel wool by electrowinning. The carbon is reactivated in a 200 kg/hr kiln.

20.1.6  SMELTING

        The process plant produces gold bullion using two induction furnaces. Typically, the bullion averages 70-80% gold content with 20-30% silver and minor copper and iron content.

20.2    MARKETS AND CONTRACTS

        This section is not applicable as gold production from Paracatu is sold on the open market at spot gold prices. There are currently no gold loans or gold derivative products that influence the gold price.


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20.3    RECLAMATION AND MINE CLOSURE

        RPM has a comprehensive and up to date closure plan including a closure cost estimate. The plan is based on the "Rio Tinto Health, Safety & Environment - Closure Planning Guidelines". The current estimate of closure costs is US $32 million (excludes any credits for salvage value).

        Currently in Brazil there are no laws requiring the posting of a reclamation bond. RPM is making an annual financial provision for closure costs, but this is an accrual only, not an actual expense.

        The planned closure of the main tailings pond proposes to mine oxide ore only during the last year of production. This will provide a cover for the pond, which will then be drained.

        The closure plan involves placing a 1-meter thickness of cover materials on the final pit floor, the top 0.8m being soil material.

20.4    TAXES

        The following four types of taxation apply to RPM's mining operation at Paracatu.

        (1) CFEM (Financial Compensation for Mineral Extraction) mining tax equal to 1% of net sales. It is distributed 65% to the municipality, 23% to the state, and 12% to the Division of Mines.

        (2) A tax on profit equal to the greater of:

        (a) based on actual profit 34% of actual profit (25% federal and 9% social contribution)

        (b) based on a presumed profit 3% of net sales (same distribution to federal and social contribution)

        (3) CPMF (Tax on Financial Movement) Every movement of funds between banks is taxed at 0.38%. This is a federal tax.


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        (4) Property taxes. RPM must pay property tax on its mining land and property in Paracatu. It is distributed to rural (county) and municipal
        (city) governments.


20.5    CAPITAL AND OPERATING COST ESTIMATES

        The capital and operating costs estimates for Expansion Plan III have been prepared by RPM staff and reviewed and modified by ECM, the Brazilian engineering company who completed the Expansion Plan III Feasibility Study. Capital and operating costs have been estimated to a level of accuracy of +/- 15% as per the industry accepted level of accuracy for a feasibility study.

        All of the major capital equipment proposed for Expansion Plan III is estimated based on as many as three vendor supplied quotations.

        The current economic climate, especially with regards to the pricing of oil and steel, combined with the devaluation of the American dollar represent the key areas of risk with respect to the capital and operating costs estimates.

        Kinross has reviewed the cost estimates and has concluded that they meet generally accepted industry standards for evaluating the economic viability of the project. Table 20.2-1 summarizes the key capital costs associated with Expansion Plan III.


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            TABLE 20.2-1 SUMMARY CAPITAL COSTS FOR EXPANSION PLAN III

        -------------------------------------------------------------------
                             ITEM                              COST
                                                          ($US millions)
        -------------------------------------------------------------------
        Civil work                                              $      9.3
        Mechanical equipment (Brazil sourced)                   $     16.1
        Mechanical equipment (imported)                         $     28.0
        Electrical Equipment                                    $      3.7
        Instrumentation                                         $      1.7
        Structural steel materials                              $      3.1
        Platework materials                                     $      1.0
        Piping materials                                        $      2.2
        Electrical materials                                    $      0.9
        Strt up spares                                          $      1.1
        Erection                                                $      8.1
        Vendor Reps                                             $      0.7
        Engineering                                             $      4.6
        Construction Management                                 $      7.1
        Contigency                                              $      8.8
        Pre-operational testing                                 $      0.2
        Allowances                                              $      4.2
        Common distributables                                   $      0.8
        Escalation                                              $      1.7
        -------------------------------------------------------------------
        SAG                                                     $    103.3
        -------------------------------------------------------------------
        Knelson Installation                                    $      1.9
        Extra jig installation                                  $      0.7
        Environmental costs                                     $      1.3
        Owners costs                                            $      2.8
        -------------------------------------------------------------------
        TOTAL                                                   $    110.0
        -------------------------------------------------------------------

20.6    ECONOMIC ANALYSIS

        Discounted cash flow analyses of Expansion Plan III have been completed by RPM staff showing that the project is viable and has a positive rate of return at gold prices greater than $300 US per ounce. The cash flows are based on life of mine plans prepared by RPM staff. The life of mine plans have been reviewed by Kinross and meet generally accepted industry standards.


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        Kinross and Rio Tinto consider the financial models to be confidential and have not incorporated said models into the body of this report. Said financial models may be made available with the execution of a confidentiality agreement with Kinross and Rio Tinto.



















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21.0    REFERENCES

        Rio Paracatu Mineracao S.A., 2004: RPM Expansion Plan III Feasibility Study; (translated English version provided by L. Tondo, RPM)

        Rio Paracatu Mineracao S.A., 2003: RPM 2003 Resource and Reserve Estimate Report

        Steffen, Robertson and Kirsten (Canada) Inc.,2003: . Independent Technical Report for

        Morro do Ouro Mine, Brazil

        J.C. Moller, M. Batelochi, Y. Akiti, M. Sharratt, and A.L. Borges: 2001, The Geology and Characterization of Mineral Resources of Morro do Ouro, Paracatu, MG

        RPM Avaliacao dos Recursos e Reservas - 2003

        RPM Avaliacao dos Recursos e Reservas - 2002

        NCL Ingenieria y Construccion S.A., 2000: Ore Resource and Reserve estimation review for Mina Rio Paracatu Mineracao SA



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